SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
 For the month of October 2012

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐            No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

Financial Condition and Results of Operations

        You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA," or the "Company") and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2011, as amended. In this Report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Forward-looking Statements

        This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

        These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the expanded United States ("U.S.") Medicare reimbursement system for dialysis services;

  •
  changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

  •
  the outcome of ongoing government and internal investigations;

  •
  risk relating to compliance with the myriad government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law and the Foreign Corrupt Practices Act, and comparable regulatory regimes in many of the 120 countries in which we supply dialysis services and products;

  •
  the influence of private insurers and managed care organizations;

  •
  the impact of recently enacted and possible future health care reforms;

  •
  product liability risks;

  •
  the outcome of ongoing potentially material litigation;

  •
  risks relating to the integration of acquisitions and our dependence on additional acquisitions;

  •
  the impact of currency fluctuations;

  •
  introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

  •
  changes in raw material and energy costs; and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

  •
  the financial stability and liquidity of our governmental and commercial payors.

        Important factors that could contribute to such differences are noted in the "Overview" section below and in Note 12 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" included in this report and in our Annual Report on Form 20-F for the year ended December 31, 2011, as amended, under "Risk Factors" and elsewhere in that report.

        Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

        Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under "Results of Operations". For a discussion of our critical accounting policies, see Item 5, "Operating and Financial Review and Prospects – Critical Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2011, as amended.

Overview

        We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease ("ESRD"). In the U.S., we also provide inpatient dialysis services and other services under contract to hospitals. We estimate that providing dialysis services and distributing dialysis products and equipment represents a worldwide market of approximately $75 billion with expected annual worldwide market growth of around 4%, adjusted for currency. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced, and after the implementation of the case-mix adjusted bundled prospective payment system ("ESRD PPS") in the U.S., also expect in the future, generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the U.S. As a consequence of the pressure to decrease healthcare costs, reimbursement rate increases have historically been limited. Our ability to influence the pricing of our services is limited.

        With the enactment of Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA") in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. On July 26, 2010, Centers of Medicare and Medicaid Services ("CMS") published a final rule implementing the ESRD PPS for ESRD dialysis facilities in accordance with MIPPA. Under the prospective payment system, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all Erythropoietin stimulating agents ("ESAs") and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form will be reimbursed under the ESRD PPS starting in January 2014 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The initial ESRD PPS base reimbursement rate was set at $229.63 per dialysis treatment. The base ESRD PPS payment is

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011 subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

        The ESRD PPS is being phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers were required to elect in November 2010 whether to become fully subject to the new system starting in January 2011 or to participate in the phase-in. Nearly all of our U.S. dialysis facilities elected to be fully subject to the ESRD PPS effective January 1, 2011. As part of the base payment for 2011, CMS included a negative 3.1% adjustment for each facility in order to ensure a budget-neutral transition, the "Transition Adjuster", based on its estimation that only 43% of dialysis facilities would elect to participate fully in the ESRD PPS in 2011. In April 2011, however, CMS reduced the Transition Adjuster to zero percent for the remainder of 2011, based on the actual number of facilities that elected to fully participate in the ESRD PPS. CMS retained a zero percent Transition Adjuster for 2012 and has proposed the same for 2013.

        Beginning in 2012, the ESRD PPS payment amount is subject to annual adjustment based on increases in the costs of a "market basket" of certain healthcare items and services, less a productivity adjustment. On November 10, 2011, CMS published a final rule finalizing the 2012 ESRD PPS rate. In the rule, CMS established the 2012 productivity adjusted market basket update at 2.1%, which was based on a market basket update of 3.0% less a productivity adjustment of 0.9%. Additionally, CMS set the 2012 wage index budget-neutrality adjusted base rate of $234.81 per treatment. CMS has proposed an adjusted base rate of $240.88 per treatment for 2013, which reflects an increase of 2.5%.

        The ESRD PPS's quality incentive program ("QIP"), initially focusing on anemia management and dialysis adequacy, affects payments starting January 1, 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%, measured against performance in 2010 as an initial performance period. In the November 2011 final rule, CMS established the quality measures for payment year 2013, which will once again focus on anemia management and dialysis adequacy. The 2013 measures will be measured against performance in 2011. Commencing in 2014, CMS has adopted four additional measures to determine whether dialysis patients are receiving high quality care. The new measures include (i) prevalence of catheter and A/V fistula use; (ii) reporting of infections to the Centers for Disease Control and Prevention; (iii) administration of patient satisfaction surveys; and (iv) monthly monitoring of phosphorus and calcium levels. For 2015 and subsequent years, CMS has proposed to continue certain of the existing QIP clinical and reporting measures, expand the scope of certain existing measures and add new measures. The proposed clinical measures include anemia management, hypoglycemia, vascular access type, hemodialysis adequacy (adult and pediatric patients) and peritoneal dialysis adequacy. The proposed reporting measures include patient satisfaction surveys, mineral metabolism reporting, anemia management reporting and infection reporting. For a discussion of the impact of ESRD PPS and the above implementation plan on our business, see Item 5, "Operating and Financial Review and Prospects – Financial Condition and Results of Operations" in our Annual Report on Form 20-F for the year ended December 31, 2011, as amended, and the discussion of our North America segment in "Results of Operations," below.

        The Patient Protection and Affordable Care Act was enacted in the U.S. on March 23, 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended, "ACA"). ACA implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies that began in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers' medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011 provisions of MIPPA. ACA's medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect long-term modest favorable impact from potentially both the ACA's and CMS's integrated care and commercial insurance consumer protection provisions.

        On August 2, 2011 the U.S. Budget Control Act of 2011 ("Budget Control Act") was enacted, which raised the U.S.'s debt ceiling and put into effect a series of actions for deficit reduction. In addition, the Budget Control Act created a 12-member Congressional Joint Select Committee on Deficit Reduction that was tasked with proposing additional revenue and spending measures to achieve additional deficit reductions of at least $1.5 trillion over ten years, which could include reductions in Medicare and Medicaid. The Joint Congressional Committee failed to make recommendations to Congress by the November 23, 2011 deadline established by the Budget Control Act. As a result of this failure, and unless Congress acts in some other fashion, automatic across the board reductions in spending of $1.2 trillion over nine fiscal years (fiscal years 2013-2021) will go into effect January 2, 2013. The President has stated that he will veto any legislation that would repeal the automatic budget cuts without a bipartisan solution to deficit reduction. Pursuant to the Budget Control Act, Medicare payments to providers and suppliers will be subject to the triggered reductions, but any such reductions will be capped at 2% annually. Any such reductions would be independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

        Our plans to mitigate the impact of the ESRD PPS and the other legislative initiatives referenced above include two broad measures. First, we are working with medical directors and treating physicians to make clinical protocol changes used in treating patients consistent with the QIP and good clinical practices, and are negotiating pharmaceutical acquisition cost savings. In addition, we are seeking to achieve greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics.

        Any significant decreases in Medicare reimbursement rates could have material adverse effects on our provider business and, because the demand for products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

        We have identified three operating segments, North America, International, and Asia-Pacific. For reporting purposes, we have aggregated the International and Asia-Pacific segments as "International." We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our general partner's Management Board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the U.S. ("U.S. GAAP"). Our management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses.

        With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments' control. Similarly, we do not allocate "corporate costs," which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement are centrally managed in corporate by Global Manufacturing Operations. These corporate activities do not fulfill the definition of an operating segment. Products are transferred to the operating segments at cost, therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as corporate activities (See Note 14 of the Notes to Consolidated Financial Statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

(Unaudited), "Business Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the operating segments and consolidated profitability considerations. In addition, certain revenues, acquisitions and intangible assets are not allocated to a segment but are accounted for as "corporate." Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

Results of Operations

        The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
	(in millions)		(in millions)
Total revenue
North America	$2,252	$1,994	$6,611	$5,894
International	1,163	1,187	3,470	3,405
Corporate	6	5	23	13

Totals	3,421	3,186	10,104	9,312

Inter-segment revenue
North America	3	2	9	6
International	—	—	—	—

Totals	3	2	9	6

Total net revenue
North America	2,249	1,992	6,602	5,888
International	1,163	1,187	3,470	3,405
Corporate	6	5	23	13

Totals	3,418	3,184	10,095	9,306

Amortization and depreciation
North America	79	66	231	201
International	44	44	130	128
Corporate	29	31	86	85

Totals	152	141	447	414

Operating income
North America	420	375	1,199	1,035
International	195	205	597	579
Corporate	(47)	(46)	(137)	(126)

Totals	568	534	1,659	1,488

Investment gain	—	—	140	—
Interest income	7	17	40	43
Interest expense	(115)	(85)	(351)	(257)
Income tax expense	(153)	(163)	(462)	(436)

Net Income	307	303	1,026	838
Less: Net Income attributable to Noncontrolling interests	(37)	(24)	(96)	(77)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$270	$279	$930	$761

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

Three months ended September 30, 2012 compared to three months ended September 30, 2011

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the three months ended September 30,		Change in %
	2012	2011	as reported	at constant exchange rates(1)
Number of treatments	9,717,106	8,896,904	9%
Same market treatment growth in %	3.1%	4.1%
Revenue in $ million	3,418	3,184	7%	11%
Gross profit as a % of revenue	32.5%	33.3%
Selling, general and administrative costs as a % of revenue	15.3%	15.9%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	270	279	(3%)

(1)
For further information on "at constant exchange rates," see "Non-U.S. GAAP Measures – Constant currency" below.

        Treatments increased by 9% for the third quarter of 2012 as compared to the same period in 2011. The increase is due to our acquisition net of divestitures (6%) of Liberty Dialysis Holdings, Inc. ("LD Holdings"), the owner of Liberty Dialysis and a 51% stake in Renal Advantage Partners, LLC, which we completed on February 28, 2012 (the "Liberty Acquisition"), contributions from other acquisitions (2%) and same market treatment growth (3%), partially offset by the effect of closed or sold clinics (1%) and one less dialysis treatment day (1%).

        At September 30, 2012, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,135 clinics compared to 2,874 clinics at September 30, 2011. During the third quarter of 2012, we acquired 8 clinics, opened 18 clinics and combined or closed 14 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 12% to 256,521 at September 30, 2012 from 228,239 at September 30, 2011. Including 31 clinics managed but not consolidated in the U.S., the total number of patients was 258,821.

        Net revenue increased by 7% (11% at constant exchange rates) for the third quarter of 2012 over the comparable period in 2011, due to growth in dialysis care, partially offset by a decrease in dialysis product revenue.

        Net dialysis care revenue increased by 10% (12% at constant exchange rates) to $2,605 million for the third quarter of 2012 from $2,367 million in the same period of 2011, mainly due to contributions from acquisitions (12%), growth in same market treatments (3%), partially offset by the effect of closed or sold clinics (2%), a negative effect from exchange rate fluctuations (2%) and one less dialysis treatment day (1%).

        Dialysis product revenue decreased by 1% (an increase of 7% at constant exchange rates) to $813 million from $817 million in the same period of 2011. The decrease was due to exchange rate fluctuations of 8% and lower sales of renal pharmaceuticals, partially offset by increased sales of hemodialysis products, especially of dialyzers and bloodlines.

        The decrease in gross profit margin mainly reflects decreases in gross profit margin for the International and North America segments. The decrease in International was due to changed manufacturing cost allocations from Corporate and a reduction in reimbursement in Taiwan. The decrease in North America was due to higher personnel expenses and the impact from a royalty adjustment for Venofer which occurred in the third quarter of 2011, partially offset by higher revenue per treatment rate associated Medicare and further development of our expanded service offerings.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

        Selling, general and administrative ("SG&A") expenses increased to $522 million in the third quarter of 2012 from $505 million in the same period of 2011. SG&A expenses as a percentage of revenues decreased to 15.3% for the third quarter of 2012 in comparison with 15.9% during the same period of 2011 attributable to decreases in International and North America, partially offset by an increase at Corporate. The decrease in International as a percentage of revenue was largely driven by decreased bad debt expense, partially offset by unfavorable foreign exchange effects. The decrease in North America as a percentage of revenue was mainly driven by the impact of the Liberty Acquisition, which has lower SG&A expenses as a percentage of sales and lower charitable donations, partially offset by higher personnel expense.

        R&D expenses remained constant at $28 million for the third quarter of both 2012 and 2011 and decreased as a percentage of revenue to 0.8% from 0.9%.

        Income from equity method investees decreased to $5 million for the third quarter of 2012 from $6 million for the same period of 2011 mainly due to reduced income from Vifor-Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP"), our renal pharmaceuticals joint venture.

        Operating income increased to $568 million in the third quarter of 2012 from $534 million for the same period in 2011. Operating income margin decreased to 16.6% for the third quarter of 2012 from 16.8% for the same period in 2011 mainly due to a decrease in gross profit margin and lower income from equity method investees, partially offset by lower SG&A expense as a percentage of revenue, all as discussed above.

        Interest expense increased by 36% to $115 million for the third quarter of 2012 from $85 million for the same period in 2011 mainly as a result of increased debt incurred to finance the Liberty Acquisition.

        Income tax expense decreased to $153 million for the third quarter of 2012 from $163 million for the same period in 2011. The effective tax rate decreased to 33.3% from 35.0% for the same period of 2011 as a result of changes in the measurement of uncertain tax positions in the third quarter of 2012.

        Net income attributable to shareholders of FMC-AG & Co. KGaA for the third quarter of 2012 decreased to $270 million from $279 million for the same period in 2011 as a result of the combined effects of the items discussed above.

        We employed 85,368 people (full-time equivalents) as of September 30, 2012 compared to 77,825 as of September 30, 2011, an increase of 9.7%, primarily due to overall growth in our business and acquisitions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

        The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	For the three months ended September 30,
			Change in %
	2012	2011
Number of treatments	6,178,211	5,489,224	13%
Same market treatment growth in %	3.7%	2.9%
Revenue in $ million	2,249	1,992	13%
Depreciation and amortization in $ million	79	66	20%
Operating income in $ million	420	375	12%
Operating income margin in %	18.7%	18.8%

Revenue

        Treatments increased by 13% for the third quarter of 2012 as compared to the same period in 2011 mostly due to the Liberty Acquisition, net of the divestitures (11%) and same market growth (4%), partially offset by the effect of closed or sold clinics (1%) and one less dialysis treatment day (1%). At September 30, 2012, 163,454 patients (a 16% increase over September 30, 2011) were being treated in the 2,056 clinics that we own or operate in the North America segment, compared to 140,422 patients treated in 1,838 clinics at September 30, 2011. Average North America revenue per treatment, which includes Canada and Mexico, before bad debt expense, was $342 for the third quarter of 2012 and $337 for the same period in 2011. In the U.S., the average revenue per treatment was $349 for the third quarter of 2012 in comparison to $345 for the same period in 2011. The increase was influenced by a number of factors. In the quarter, we saw an increase due to further development of our expanded service offerings, an increase in the updated Medicare reimbursement rate which came into effect in January 2012 and a modest increase in commercial rates as well as benefits associated with our Liberty Acquisition. This improvement was partially offset by reduced pharmaceutical utilization in non-bundled commercial treatments and a reduction in the rates we charge the Veterans Administration.

        Net revenue for the North America segment for the third quarter of 2012 increased in comparison to the same period of 2011 as a result of a 15% increase in net dialysis care revenue to $2,047 million from $1,788 million, slightly offset by a 1% decrease in dialysis product revenue to $202 million from $204 million as compared to the same period in 2011.

        The net dialysis care revenue increase was driven by contributions from acquisitions (15%), growth in same market treatments (4%), partially offset by the effect of closed or sold clinics (2%), decreases in organic revenue per treatment (1%) and one less dialysis treatment day (1%).

        The dialysis product revenue decrease was driven by decreased sales of machines. In addition, the acquisition of a large customer, LD Holdings, reduced our external sales of dialyzers and renal pharmaceuticals.

Operating Income

        Operating income increased to $420 million for the third quarter of 2012 from $375 million for the same period in 2011. Operating income margin decreased to 18.7% for the third quarter of 2012 from 18.8% for the same period in 2011, mainly due to higher personnel expense and the impact from a royalty adjustment for Venofer which occurred in the third quarter of 2011, partially offset by increase in Medicare reimbursement and further development of our expanded service offerings. The cost per treatment for North America increased to $276 for the third quarter of 2012 from $274 in the same period of 2011.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

International Segment

Key Indicators for International Segment
	For the three months ended September 30,		Change in %
	2012	2011	as reported	at constant exchange rates(1)
Number of treatments	3,538,895	3,407,680	4%
Same market treatment growth in %	2.0%	6.5%
Revenue in $ million	1,163	1,187	(2%)	7%
Depreciation and amortization in $ million	44	44	(2%)
Operating income in $ million	195	205	(5%)
Operating income margin in %	16.8%	17.3%

(1)
For further information on "at constant exchange rates," see "Non-U.S. GAAP Measures – Constant currency" below.

Revenue

        Treatments increased by 4% in the third quarter of 2012 over the same period in 2011 due to contributions from acquisitions (4%) and same market growth (2%), partially offset by the effect of closed or sold clinics (1%) and one less dialysis treatment day (1%). As of September 30, 2012, we had 93,067 patients (a 6% increase over September 30, 2011) being treated at the 1,079 clinics that we own, operate or manage in the International segment compared to 87,817 patients treated at 1,036 clinics at September 30, 2011. Average revenue per treatment for the third quarter of 2012 decreased to $158 in comparison with $170 for the same period of 2011 due to the weakening of local currencies against the U.S. dollar ($15), partially offset by increased reimbursement rates and changes in country mix ($3).

        Net revenues for the International segment for the third quarter of 2012 decreased by 2% (7% increase at constant exchange rates) as compared to the same period in 2011 as a result of decreases in dialysis care and dialysis product revenues. The negative effect of exchange rate fluctuations was (9%) and the effect of closed or sold clinics was (1%). This was partially offset by organic growth of 7% and contributions from acquisitions of 1%.

        Including the effects of acquisitions, European region revenue decreased 7% (4% increase at constant exchange rates), Latin America region revenue increased 11% (23% at constant exchange rates), and Asia-Pacific region revenue increased 5% (7% at constant exchange rates).

        Total dialysis care revenue for the International segment decreased during the third quarter of 2012 by 4% (6% increase at constant exchange rates) to $558 million from $579 million in the same period of 2011. This decrease was a result of the negative effect of exchange rate fluctuations of (10%), the effect of closed or sold clinics (1%) and one less dialysis treatment day (1%), partially offset by contributions from acquisitions 3%, growth in organic revenue per treatment 3% and growth in same market treatments for the period 2%.

        Total dialysis product revenue for the third quarter of 2012 decreased by 1% (9% increase at constant exchange rates) to $605 million from $608 million in the same period of 2011. The decrease was due to exchange rate fluctuations of 10%, partially offset by increased sales of hemodialysis products, especially of dialyzers, machines and bloodlines as well as peritoneal dialysis products.

Operating Income

        Operating income decreased by 5% to $195 million for the third quarter of 2012 from $205 million for the same period in 2011. Operating income margin decreased to 16.8% for the third quarter of 2012 from 17.3% for the same period in 2011 due to changed manufacturing cost allocations from Corporate and a reduction in reimbursement rates in Taiwan, partially offset by decreased bad debt expense.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

Nine months ended September 30, 2012 compared to nine months ended September 30, 2011

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the nine months ended September 30,		Change in %
	2012	2011	as reported	at constant exchange rates(1)
Number of treatments	28,602,319	25,456,219	12%
Same market treatment growth in %	3.6%	4.1%
Revenue in $ million	10,095	9,306	8%	11%
Gross profit as a % of revenue	32.8%	32.6%
Selling, general and administrative costs as a % of revenue	16.0%	16.0%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	930	761	22%

(1)
For further information on "at constant exchange rates," see "Non-U.S. GAAP Measures – Constant currency" below.

        Treatments increased by 12% for the nine months ended September 30, 2012 as compared to the same period in 2011. The increase is due to the Liberty Acquisition, net of the divestitures (5%), other acquisitions (4%), same market treatment growth contributed (4%), partially offset by the effect of closed or sold clinics (1%).

        Net revenue increased by 8% (11% at constant exchange rates) for the nine months ended September 30, 2012 over the comparable period in 2011 due to growth in dialysis care revenues.

        Dialysis care revenue increased by 11% to $7,688 million (13% at constant exchange rates) in the nine-months period ended September 30, 2012 from $6,905 million in the same period of 2011, mainly due to contributions from acquisitions (12%), growth in same market treatments (4%) and partially offset by the negative effect of exchange rate fluctuations (2%), the effect of closed or sold clinics (2%) and decreases in organic revenue per treatment (1%).

        Dialysis product revenue remained fairly flat (6% increase at constant exchange rates) at $2,407 million compared to $2,401 million in the same period of 2011. The increase at constant currency was driven by increased sales of hemodialysis products, especially of machines, dialyzers and bloodlines as well as peritoneal dialysis products, partially offset by lower sales of renal pharmaceuticals.

        The increase in gross profit margin mostly reflects an increase in gross profit margin in North America, partially offset by a decrease in the International segment. The increase in North America was due to higher revenue rate associated with Medicare and further development of our expanded service offerings, as well as the impact from the Liberty Acquisition, which contributed higher gross margins, partially offset by higher personnel expenses. The decrease in International was due to lower margin sales in the Middle East and a reduction in reimbursement in Taiwan, partially offset by favorable foreign exchange effects.

        SG&A expenses increased to $1,615 million in the nine-months ended September 30, 2012 from $1,491 million in the same period of 2011. SG&A expenses as a percentage of sales remained the same at 16.0% for the first nine months of 2012 and 2011 as a result of an increase in North America, offset by a decrease in the International segment. The increase in North America was a result of higher personnel expense, one-time costs related to the Liberty Acquisition, partially offset by the impact of the Liberty Acquisition, which has lower SG&A expenses as a percentage of revenue, and lower charitable donations. The decrease in International was driven by foreign exchange effects and growth in business with lower margins in Asia, mainly China.

        For the nine months ended 2012, we had a $34 million gain mainly from the sale of 24 FMC-AG & Co. KGaA clinics, in connection with regulatory clearance of the Liberty Acquisition, which occurred in the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011 first quarter of 2012. The after-tax gain of approximately $11.5 million was offset by the after-tax costs of the acquisition. (See Note 2 of the Notes to Consolidated Financial Statements (Unaudited) "Acquisition of Liberty Dialysis Holdings – Divestitures" included in this Report).

        Research and development ("R&D") expenses increased to $83 million in the nine-months ended September 30, 2012 as compared to $81 million in the same period in 2011.

        Income from equity method investees decreased to $15 million for the nine months ended September 30, 2012 from $22 million for the same period of 2011 due to reduced income from the VFMCRP renal pharmaceuticals joint venture.

        Operating income increased to $1,659 million in the nine-months ended September 30, 2012 from $1,488 million for the same period in 2011. Operating income margin increased to 16.4% for the nine-months ended September 30, 2012 as compared to 16.0% for the same period in 2011 as a result of the gain on the sale of FMC-AG & Co. KGaA clinics and the increase in gross profit margin, partially offset by lower income from equity method investees, all as discussed above.

        We incurred a non-taxable investment gain of $140 million related to our acquisition of LD Holdings for the nine months ended September 30, 2012 as a result of a fair valuation of our investment in Renal Advantage Partners, LLC at the time of the Liberty Acquisition.

        Interest expense increased by 37% to $351 million for the nine months ended September 30, 2012 from $257 million for the same period in 2011 mainly as a result of increased debt incurred to finance the Liberty Acquisition. Interest income decreased to $40 million for the nine months ended September 30, 2012 from $43 million for the same period in 2011.

        Income tax expense increased to $462 million for the nine-months ended September 30, 2012 from $436 million for the same period in 2011. The effective tax rate decreased to 31.1% from 34.2% for the same period of 2011, as a result of the nontaxable investment gain noted above, partially offset by higher tax from the divestiture of FMC-AG & Co. KGaA clinics in connection with the Liberty Acquisition.

        Net income attributable to FMC-AG & Co. KGaA for the nine months ended September 30, 2012 increased to $930 million from $761 million for the same period in 2011 as a result of the combined effects of the items discussed above.

        The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	For the nine months ended September 30,
			Change in %
	2012	2011
Number of treatments	18,065,611	16,110,384	12%
Same market treatment growth in %	3.6%	3.3%
Revenue in $ million	6,602	5,888	12%
Depreciation and amortization in $ million	231	201	15%
Operating income in $ million	1,199	1,035	16%
Operating income margin in %	18.2%	17.6%

Revenue

        Treatments increased by 12% for the nine months ended September 30, 2012 as compared to the same period in 2011 mostly due to the Liberty Acquisition, net of divestitures (8%) same market growth (4%), contributions from other acquisitions (1%), partially offset by the effect of closed or sold clinics (1%). Average North America revenue per treatment, which includes Canada and Mexico, before bad debt expense, was $344 for the nine months ended September 30, 2012 and $339 in the same period in 2011. In

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011 the U.S., the average revenue per treatment was $351 for the nine months ended September 30, 2012 and $347 for the same period in 2011. The increase was mainly attributable to further development of our expanded service offerings and the impact from the increase in Medicare reimbursement from the updated Medicare reimbursement rate and removal of the Transition Adjuster which occurred in the first quarter of 2011. This improvement was partially offset by reduced pharmaceutical utilization in non-bundled commercial treatments and a reduction in the rates we charge the Veterans Administration.

        Net revenue for the North America segment for the first nine months of 2012 increased as a result of an increase in dialysis care revenue by 14% to $6,007 million from $5,289 million in the same period of 2011 partially offset by a decrease in dialysis product revenue by 1% to $595 million from $599 million in the first nine months of 2011.

        The dialysis care revenue increase was driven by contributions from acquisitions (13%), same market treatment growth (4%), partially offset by decreases in organic revenue per treatment (2%) and the effect of closed or sold clinics (1%).

        The dialysis product revenue decrease was driven by lower sales of renal pharmaceuticals, machines and dialyzers, partially offset by higher sales of bloodlines and other hemodialysis products.

Operating Income

        Operating income increased to $1,199 million for the nine-months ended September 30, 2012 from $1,035 million for the same period in 2011. Operating income margin increased to 18.2% for the nine months ended September 30, 2012 from 17.6% for the same period in 2011, primarily due to higher revenue per treatment rate associated with Medicare and further development of our expanded service offerings and the positive impact from the Liberty Acquisition, including divestiture gains, partially offset by higher personnel expenses and costs related to the Liberty Acquisition. Cost per treatment for North America remained stable at $277 for the first nine months of 2012 as compared to the same period of 2011. Cost per treatment in the U.S. decreased to $282 for the first nine months of 2012 from $283 in the same period of 2011.

International Segment

Key Indicators for International Segment
	For the nine months ended September 30,		Change in %
	2012	2011	as reported	at constant exchange rates(1)
Number of treatments	10,536,708	9,345,835	13%
Same market treatment growth in %	3.5%	5.8%
Revenue in $ million	3,470	3,405	2%	10%
Depreciation and amortization in $ million	130	128	2%
Operating income in $ million	597	579	3%
Operating income margin in %	17.2%	17.0%

(1)
For further information on "at constant exchange rates," see "Non-U.S. GAAP Measures – Constant currency" below.

Revenue

        Treatments increased by 13% in the nine months ended September 30, 2012 over the same period in 2011 mainly due to contributions from acquisitions (10%) and same market growth (4%), partially offset by the effect of closed or sold clinics (1%). Average revenue per treatment for the nine months ended September 30, 2012 decreased to $159 in comparison with $173 for the same period of 2011 due to the weakening of local currencies against the U.S. dollar ($13) and decreased reimbursement rates and changes in country mix ($1).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

        Net revenues for the International segment for the nine months ended September 30, 2012 increased by 2% (10% at constant exchange rates) as compared to the same period in 2011 mainly as a result of an increase in dialysis care. Organic growth during the period was 6% and acquisitions during the period contributed 4%, partially offset by the negative effect of exchange rate fluctuations 8%.

        Including the effects of acquisitions, European region revenue decreased 2% (8% increase at constant exchange rates), Latin America region revenue increased 13% (23% at constant exchange rates), and Asia-Pacific region revenue increased 5% (7% at constant exchange rates).

        Total dialysis care revenue for the International segment increased during the nine months ended September 30, 2012 by 4% (12% increase at constant exchange rates) to $1,680 million from $1,616 million in the same period of 2011. This increase is a result of contributions from acquisitions (9%), same market treatment growth (4%), increases in organic revenue per treatment (1%), partially offset by the negative effect of exchange rate fluctuations (8%) and the effect of closed or sold clinics (2%).

        Total dialysis product revenue for the nine months ended September 30, 2012 remained fairly flat (8% increase at constant exchange rates) at $1,790 million compared to $1,789 million in the same period of 2011. The 8% increase in product revenue at constant currency was driven by increased sales of hemodialysis products, especially of machines, dialyzers, bloodlines, other hemodialysis products, peritoneal dialysis products and products for acute care treatments as well as renal pharmaceuticals.

Operating Income

        Operating income increased by 3% to $597 million for the nine months ended September 30, 2012 from $579 million for the same period in 2011. Operating income margin increased to 17.2% for the nine months ended September 30, 2012 from 17.0% for the same period in 2011 due to favorable foreign currency exchange effects and business growth in Asia, mainly China, partially offset by lower margin sales in the Middle East.

Liquidity and Capital Resources

Nine months ended September 30, 2012 compared to nine months ended September 30, 2011

Liquidity

        Our primary sources of liquidity have historically been cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of debt and equity securities. We require this capital primarily to finance working capital needs, to fund acquisitions and joint ventures, to develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

        At September 30, 2012, we had cash and cash equivalents of $619 million. For information regarding utilization and availability under our principal credit facility (the "Amended 2006 Senior Credit Agreement"), see Note 7, of our Notes to Consolidated Financial Statements (Unaudited), "Long-term Debt and Capital Lease Obligations," included in this Report. Effective October 30, 2012, our Amended 2006 Senior Credit Agreement was replaced by a new credit facility. See "Financing" below and Note 16, of the Notes to Consolidated Financial Statements (Unaudited), "Subsequent Events," included in this Report.

Operations

        In the first nine months of 2012 and 2011, we generated net cash from operations of $1,467 million and $950 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of specific items as discussed below. The increase in the first nine months of 2012 versus 2011 was mainly a result of a 4 day decrease in days sales outstanding ("DSO") as compared to a 4 day increase in the same period of 2011, higher earnings and positive effects from other working capital items, including a lower increase in inventory level, partially offset by higher tax payments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

        The profitability of our business depends significantly on reimbursement rates. Approximately 76% of our revenues are generated by providing dialysis services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine months ended September 30, 2012, approximately 31% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced, and after the implementation of the ESRD PPS in the U.S., also expect in the future, generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries.

        Our working capital, which is defined as current assets less current liabilities, was $2,592 million at September 30, 2012 which increased from $1,432 million at December 31, 2011, mainly as a result of a decrease in the current portion of long-term debt at September 30, 2012 due to the reclassification of amounts outstanding under our Amended 2006 Senior Credit Agreement, which matures on March 31, 2013. This change is the result of the Company entering into the new credit facility. The current portion of the long-term debt under the prior agreement was reclassified to long-term debt to reflect the terms of this new agreement. At September 30, 2012, the obligations under the Amended 2006 Senior Credit Agreement represented $2.159 billion of our debt. See "Financing," below. See also Note 7, of the Notes to Consolidated Financial Statements (Unaudited), "Long-term Debt and Capital Lease Obligations," and 16, of the Notes to Consolidated Financial Statements (Unaudited, "Subsequent Events," included in this Report. Our ratio of current assets to current liabilities was 1.8 at September 30, 2012.

        We intend to continue to address our current cash and financing requirements by the generation of cash from operations, our existing and future credit agreements, and the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see "Financing" below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

        Cash from operations depends on the collection of accounts receivable. Customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances at September 30, 2012 and December 31, 2011, net of valuation allowances, represented DSO of approximately 76 and 80, respectively.

        DSO by segment is calculated by dividing the segment's accounts receivable, as converted to U.S. dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	September 30, 2012	December 31, 2011
North America days sales outstanding	53	55

International days sales outstanding	120	121

FMC-AG & Co. KGaA average days sales outstanding	76	80

        DSO decreased for both the North American and International segments between December 31, 2011 and September 30, 2012. The North American segment's DSO decrease is due to continued strong cash performance across all payor groups combined with progress in resolving reimbursement issues with several state Medicaid programs. The International segment's DSO decrease reflects significant cash

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011 collections from Spain, mostly offset by slight payment delays, particularly in countries with budget deficits and growth in China. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit slightly more slowly in the International segment in the immediate future.

        There are a number of tax and other items we have identified that will or could impact our financial results and cash flows from operations in the future as follows:

        We filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. ("FMCH") in prior year tax returns. As a result of a settlement agreement with the IRS, we received a partial refund in September 2008 of $37 million, inclusive of interest and preserved our right to pursue claims in the United States courts for refunds of all other disallowed deductions, which totaled approximately $126 million. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95 million. The District Court is now considering the terms of the judgment to be entered against the United States to reflect the amount of the tax refund due to FMCH.

        We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

        As a result of changes in the IV Iron market, we plan to renegotiate our 2008 license, distribution, manufacturing and supply agreement with Luitpold Pharmaceuticals, Inc. and American Regent, Inc. for Iron products sold under the Venofer brand. Such renegotiation may result in a charge of up to $65 million, after tax.

        W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Grace Chapter 11 Proceedings") on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 12 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies – Legal Proceedings – Commercial Litigation"), provides for payment by us of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation by the U.S. District Court of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the plan of reorganization. These confirmation orders were affirmed by the U.S. District Court on January 31, 2012. Multiple parties have appealed to the Third Circuit Court of Appeals and the plan of reorganization will not be implemented until the appeals are finally resolved. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. See Note 12 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies – Legal Proceedings – Accrued Special Charge for Litigation" included in this Report. The payment obligation is not interest-bearing.

Investing

        We used net cash of $1,996 million and $1,551 million in investing activities in the nine-months ended September 30, 2012 and 2011, respectively.

        Capital expenditures for property, plant and equipment, net of disposals were $438 million and $380 million in the first nine months of 2012 and 2011, respectively. In the first nine months of 2012, capital expenditures were $201 million in the North America segment, $127 million for the International segment and $110 million at Corporate. Capital expenditures in the first nine months of 2011 were

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

$171 million in the North America segment, $114 million for the International segment and $95 million at Corporate. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities primarily in Germany, North America and France and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 4% of total revenue in the first nine months of 2012 and 2011.

        We invested approximately $1,789 million cash in the first nine months of 2012, $1,764 million in the North America segment, primarily through the $1,466 million acquisition of Liberty, net of divestitures (see "Note 2 of the Notes to Consolidated Financial Statements (Unaudited), "Acquisition of Liberty Dialysis Holdings"), $23 million in the International segment and $2 million at Corporate. In the first nine months of 2011, we invested approximately $1,171 million cash primarily through the acquisition of International Dialysis Centers, the dialysis service business of Euromedic International, loans provided to Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc., a provider of dialysis services, and investments in majority owned joint ventures ($394 million in the North America segment, $772 in the International segment and $5 million at Corporate).

        We anticipate capital expenditures of approximately $0.7 billion and expect to make acquisitions of approximately $1.8 billion net of divestitures in 2012, including all acquisitions to date. See "Outlook" below.

Financing

        Net cash provided by financing was $688 million in the first nine months of 2012 compared to net cash provided by financing of $444 million in the first nine months of 2011, respectively.

        In the nine-months ended September 30, 2012, cash was provided by the issuance of senior notes and short-term borrowings, partially offset by, repayment of long-term debt, short-term borrowings as well as by the payment of dividends. For further information on the issuance of senior notes in 2012, see below. In the first nine months of 2011, cash was provided by the issuance of $1,062 million in senior notes in February 2011, short-term borrowings and short-term borrowings from related parties, partially offset by repayment of long-term debt, the repayment of the Trust Preferred Securities, repayment of our accounts receivable facility and the payment of dividends.

        On May 11, 2012, we paid a dividend with respect to 2011 of €0.69 per ordinary share (for 2010 paid in 2011: €0.65) and €0.71 per preference share (for 2010 paid in 2011: €0.67). The total dividend payment was € 210 million ($272 million) as compared with €197 million ($281 million) in the prior year.

        On January 26, 2012, Fresenius Medical Care US Finance II, Inc. ("US Finance II"), a wholly-owned subsidiary, issued $800 million aggregate principal amount of senior unsecured notes with a coupon of 5 5/8% (the "5 5/8% Senior Notes") at par and $700 million aggregate principal amount of senior unsecured notes with a coupon of 5 7/8% (the "5 7/8% Senior Notes") at par (together, the "Dollar-denominated Senior Notes"). In addition, FMC Finance VIII S.A. ("Finance VIII"), a wholly-owned subsidiary, issued €250 million aggregate principal amount ($329 million at date of issuance) of senior unsecured notes with a coupon of 5.25% (the "Euro-denominated Senior Notes") at par. Both the 5 5/8% Senior Notes and the Euro-denominated Senior Notes are due July 31, 2019 while the 5 7/8% Senior Notes are due January 31, 2022. US Finance II may redeem each issue of the Dollar-denominated Senior Notes, Finance VIII may redeem the Euro-denominated Senior Notes, in each case, at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the Dollar-denominated Senior Notes and the Euro-denominated Senior Notes have a right to request that the respective issuers of the notes repurchase the applicable issue of notes at 101% of principal plus accrued interest upon the occurrence of a change in control of FMC-AG & Co. KGaA followed by a decline in the rating of the respective notes. We used the net proceeds of approximately $1,807 million for acquisitions, including the acquisition of Liberty Dialysis Holdings, Inc., which closed on February 28, 2012, to refinance indebtedness and for general corporate purposes. The Dollar-denominated Senior Notes and the Euro-denominated Senior Notes are guaranteed on a senior basis jointly and severally by us, Fresenius Medical Care Holdings, Inc. ("FMCH") and Fresenius Medical Care Deutschland GmbH ("D-GmbH") (together, the "Guarantor Subsidiaries").

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

        The Company entered into a new $3.85 billion syndicated credit facility (the "2012 Credit Agreement") with a large group of banks and institutional investors (collectively, the "Lenders") on October 30, 2012 which replaced the Amended 2006 Senior Credit Agreement. The new credit facility consists of:

  •
  a 5-year revolving credit facility of approximately $1.25 billion comprising a $400 million multicurrency revolving facility, a $200 million revolving facility and a €500 million revolving facility which will be due and payable on October 30, 2017.

  •
  a 5-year term loan facility of $2.6 billion, also scheduled to mature on October 30, 2017. The 2012 Credit Agreement requires 17 quarterly payments of $50 million each, beginning in the third quarter of 2013 that permanently reduce the term loan facility. The remaining balance is due on October 30, 2017.

        Interest on the new credit facilities will be, at the Company's option, at a rate equal to either (i) LIBOR or EURIBOR (as applicable) plus an applicable margin or (ii) the Base Rate as defined in the 2012 Credit Agreement plus an applicable margin.

        The applicable margin is variable and depends on the Company's Consolidated Leverage Ratio which is a ratio of its Consolidated Funded Debt less cash and cash equivalents held by the Consolidated Group to Consolidated EBITDA (as these terms are defined in the 2012 Credit Agreement).

        In addition to scheduled principal payments, indebtedness outstanding under the 2012 Credit Agreement will be reduced by portions of the net cash proceeds received from certain sales of assets and the issuance of certain additional debt.

        Obligations under the 2012 Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favor of the Lenders.

        The 2012 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the 2012 Credit Agreement provides for a limitation on dividends and other restricted payments which is €300 million for dividends to be paid in 2013, and increases in subsequent years. In default, the outstanding balance under the 2012 Credit Agreement becomes immediately due and payable at the option of the Lenders.

Non-U.S. GAAP Measures

Constant currency

        Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure "at constant exchange rates" in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term "constant currency," it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage "at constant exchange rates."

        We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue from period to period. However, we also believe that the usefulness of data on constant currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011 therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Debt covenant disclosure – EBITDA

        EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,106 million, 20.9% of revenues for the nine-months ended September 30, 2012, and $1,902 million, 20.4% of revenues for the same period of 2011. EBITDA is the basis for determining compliance with certain covenants contained in our former Amended 2006 Senior Credit Agreement and under the 2012 Credit Agreement, Euro Notes, EIB agreements, and the indentures relating to our Senior Notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the nine months ended September 30,
	2012	2011
	($ in millions)
Total EBITDA	$2,106	$1,902
Interest expense (net of interest income)	(311)	(214)
Income tax expense, net	(462)	(436)
Change in deferred taxes, net	71	30
Changes in operating assets and liabilities	89	(294)
Stock compensation expense	20	22
Other items, net	(46)	(60)

Net cash provided by operating activities	$1,467	$950

Balance Sheet Structure

        Total assets as of September 30, 2012 increased to $21.9 billion compared to $19.5 billion at December 31, 2011. Current assets as a percent of total assets decreased to 27% at September 30, 2012 compared to 29% as of December 31, 2011. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, remained unchanged at 41% for the nine month period at both 2012 and 2011.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2012 and 2011

Outlook

        We confirm our outlook for the full year 2012 at the lower end of the anticipated range. We anticipate some special collection efforts related to services performed in prior years and other initiatives in the fourth quarter that will support us to achieve the outlook.

2012
($ in millions)
Net Revenues(1)	~ $14,000
Net Income attributable to shareholders of FMC-AG & Co. KGaA(1),(2)	~ $1,140
Debt/EBITDA Ratio	<3.0
Capital Expenditures	~ $0.7 billion
Acquisitions, net of divestitures	~ $1,800

(1)
We are defining the ~ sign as a +/- 0-2% deviation from the respective numbers.

(2)
The net income attributable to shareholders of FMC-AG & Co. KGaA neither include the year-to-date investment gain in the amount of approximately $140 million nor does it consider charges of up to $70 million after tax to partially offset this gain. These charges are mainly related to the intended renegotiation of the distribution, manufacturing and supply agreement for iron products in North America to reflect changes in the market and a donation to the American Society of Nephrology Foundation to establish the Ben J. Lipps Research Fellowship Program.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
(unaudited)
(in thousands, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Revenue:
Dialysis Care	$2,674,893	$2,425,092	$7,894,374	$7,071,971
Less: Patient service bad debt provision	69,503	58,025	206,665	166,991

Net Dialysis Care	2,605,390	2,367,067	7,687,709	6,904,980
Dialysis Products	812,548	816,999	2,406,957	2,400,560

	3,417,938	3,184,066	10,094,666	9,305,540
Costs of revenue:
Dialysis Care	1,917,303	1,746,242	5,662,376	5,128,039
Dialysis Products	388,324	377,550	1,123,596	1,140,334

	2,305,627	2,123,792	6,785,972	6,268,373
Gross profit	1,112,311	1,060,274	3,308,694	3,037,167
Operating (income) expenses:
Selling, general and administrative	522,177	504,868	1,614,625	1,490,663
Gain on sale of dialysis clinics	(58)	—	(34,019)	—
Research and development	27,867	27,612	83,327	80,544
Income from equity method investees	(5,317)	(5,940)	(14,672)	(22,402)

Operating income	567,642	533,734	1,659,433	1,488,362
Other (income) expense:
Investment gain	—	—	(139,600)	—
Interest income	(7,210)	(16,882)	(40,012)	(42,882)
Interest expense	115,175	84,955	351,052	257,124

Income before income taxes	459,677	465,661	1,487,993	1,274,120
Income tax expense	153,036	162,797	462,354	436,057

Net income	306,641	302,864	1,025,639	838,063
Less: Net income attributable to noncontrolling interests	36,779	23,609	95,942	77,346

Net income attributable to shareholders of FMC-AG & Co. KGaA	$269,862	$279,255	$929,697	$760,717

Basic income per ordinary share	$0.88	$0.92	$3.05	$2.51

Fully diluted income per ordinary share	$0.88	$0.92	$3.03	$2.50

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Net Income	$306,641	$302,864	$1,025,639	$838,063

Gain (loss) related to cash flow hedges	6,651	(91,450)	14,893	(89,321)
Actuarial gain (loss) on defined benefit pension plans	4,794	2,111	13,537	5,676
Gain (loss) related to foreign currency translation	80,407	(273,089)	32,791	(106,731)
Income tax (expense) benefit related to components of other comprehensive income	(4,576)	37,302	(28,534)	28,455

Other comprehensive income (loss), net of tax	87,276	(325,126)	32,687	(161,921)

Total comprehensive income	$393,917	$(22,262)	$1,058,326	$676,142
Comprehensive income attributable to noncontrolling interests	37,934	21,787	97,183	76,549

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$355,983	$(44,049)	$961,143	$599,593

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
At September 30, 2012 and December 31, 2011
(in thousands, except share data)

	September 30, 2012	December 31, 2011
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$619,051	$457,292
Trade accounts receivable less allowance for doubtful accounts of $312,041 in 2012 and $299,751 in 2011	2,955,299	2,798,318
Accounts receivable from related parties	138,085	111,008
Inventories	1,026,114	967,496
Prepaid expenses and other current assets	936,304	1,035,366
Deferred taxes	268,927	325,539

Total current assets	5,943,780	5,695,019
Property, plant and equipment, net	2,872,588	2,629,701
Intangible assets	719,098	686,652
Goodwill	11,318,784	9,186,650
Deferred taxes	92,062	88,159
Investment in equity method investees	623,078	692,025
Other assets and notes receivables	290,943	554,644

Total assets	$21,860,333	$19,532,850

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$514,194	$541,423
Accounts payable to related parties	126,752	111,226
Accrued expenses and other current liabilities	1,809,099	1,704,273
Short-term borrowings and other financial liabilities	114,477	98,801
Short-term borrowings from related parties	94,611	28,013
Current portion of long-term debt and capital lease obligations	498,694	1,589,776
Income tax payable	159,509	162,354
Deferred taxes	34,278	26,745

Total current liabilities	3,351,614	4,262,611
Long-term debt and capital lease obligations, less current portion	7,733,666	5,494,810
Other liabilities	267,596	236,628
Pension liabilities	296,997	290,493
Income tax payable	153,386	189,000
Deferred taxes	617,454	587,800

Total liabilities	12,420,713	11,061,342
Noncontrolling interests subject to put provisions	546,266	410,491
Shareholders' equity:
Preference shares, no par value, €1.00 nominal value, 7,066,522 shares authorized, 3,972,733 issued and outstanding	4,461	4,452
Ordinary shares, no par value, €1.00 nominal value, 385,396,450 shares authorized, 302,140,552 issued and outstanding	374,138	371,649
Additional paid-in capital	3,404,839	3,362,633
Retained earnings	5,306,549	4,648,585
Accumulated other comprehensive (loss) income	(454,321)	(485,767)

Total FMC-AG & Co. KGaA shareholders' equity	8,635,666	7,901,552
Noncontrolling interests not subject to put provisions	257,688	159,465
Total equity	8,893,354	8,061,017

Total liabilities and equity	$21,860,333	$19,532,850

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the nine months ended September 30, 2012 and 2011
(unaudited)
(in thousands)

	For the nine months ended September 30,
	2012	2011
Operating Activities:
Net income	$1,025,639	$838,063
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	446,463	413,695
Change in deferred taxes, net	71,388	29,721
(Gain) loss on sale of investments	(34,035)	(176)
(Gain) loss on sale of fixed assets	2,213	(1,093)
Investment (gain)	(139,600)	—
Compensation expense related to stock options	19,685	21,667
Cash inflow (outflow) from hedging	(13,903)	(58,718)
Dividend income from equity method investees	39,755	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(2,890)	(227,190)
Inventories	(43,214)	(105,445)
Prepaid expenses, other current and non-current assets	130,052	(65,597)
Accounts receivable from related parties	(26,281)	(9,496)
Accounts payable to related parties	16,257	(8,482)
Accounts payable, accrued expenses and other current and non-current liabilities	59,020	96,629
Income tax payable	(83,175)	26,122

Net cash provided by (used in) operating activities	1,467,374	949,700

Investing Activities:
Purchases of property, plant and equipment	(449,962)	(396,606)
Proceeds from sale of property, plant and equipment	11,292	16,496
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(1,788,831)	(1,171,293)
Proceeds from divestitures	231,747	—

Net cash provided by (used in) investing activities	(1,995,754)	(1,551,403)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	119,113	143,893
Repayments of short-term borrowings and other financial liabilities	(112,419)	(131,831)
Proceeds from short-term borrowings from related parties	79,207	148,383
Repayments of short-term borrowings from related parties	(13,576)	(66,246)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs and other hedging costs of $156,391 in 2012 and $123,140 in 2011)	2,054,420	2,526,085
Repayments of long-term debt and capital lease obligations	(1,158,335)	(723,234)
Redemption of trust preferred securities	—	(653,760)
Increase (decrease) of accounts receivable securitization program	12,500	(510,000)
Proceeds from exercise of stock options	94,539	68,560
Dividends paid	(271,733)	(280,649)
Distributions to noncontrolling interests	(131,783)	(95,094)
Contributions from noncontrolling interests	15,167	18,193

Net cash provided by (used in) financing activities	687,100	444,300

Effect of exchange rate changes on cash and cash equivalents	3,039	30,478

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	161,759	(126,925)
Cash and cash equivalents at beginning of period	457,292	522,870

Cash and cash equivalents at end of period	$619,051	$395,945

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the nine months ended September 30, 2012 (unaudited) and year ended December 31, 2011 (audited)
(in thousands, except share data)

	Preference Shares		Ordinary Shares					Total FMC-AG & Co. KGaA shareholders' equity
							Accumulated Other comprehensive income (loss)		Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	No par value	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2010	3,957,168	$4,440	298,279,001	$369,002	$3,339,781	$3,858,080	$(194,045)	$7,377,258	$146,653	$7,523,911
Proceeds from exercise of options and related tax effects	8,523	12	1,885,921	2,647	85,887	—	—	88,546	—	88,546
Compensation expense related to stock options	—	—	—	—	29,071	—	—	29,071	—	29,071
Dividends paid	—	—	—	—	—	(280,649)	—	(280,649)	—	(280,649)
Purchase/ sale of noncontrolling interests	—	—	—	—	(5,873)	—	—	(5,873)	9,662	3,789
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	(59,066)	(59,066)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(86,233)	—	—	(86,233)	—	(86,233)
Net income	—	—	—	—	—	1,071,154	—	1,071,154	63,251	1,134,405
Other comprehensive income (loss)	—	—	—	—	—	—	(291,722)	(291,722)	(1,035)	(292,757)

Comprehensive income	—	—	—	—	—	—	—	779,432	62,216	841,648

Balance at December 31, 2011	3,965,691	$4,452	300,164,922	$371,649	$3,362,633	$4,648,585	$(485,767)	$7,901,552	$159,465	$8,061,017

Proceeds from exercise of options and related tax effects	7,042	9	1,975,630	2,489	86,150	—	—	88,648	—	88,648
Compensation expense related to stock options	—	—	—	—	19,685	—	—	19,685	—	19,685
Dividends paid	—	—	—	—	—	(271,733)	—	(271,733)	—	(271,733)
Purchase/ sale of noncontrolling interests	—	—	—	—	(20,131)	—	—	(20,131)	101,129	80,998
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	(58,472)	(58,472)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(43,498)	—	—	(43,498)	—	(43,498)
Net income	—	—	—	—	—	929,697	—	929,697	54,320	984,017
Other comprehensive income (loss)	—	—	—	—	—	—	31,446	31,446	1,246	32,692

Comprehensive income	—	—	—	—	—	—	—	961,143	55,566	1,016,709

Balance at September 30, 2012	3,972,733	$4,461	302,140,552	$374,138	$3,404,839	$5,306,549	$(454,321)	$8,635,666	$257,688	$8,893,354

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1.     The Company and Basis of Presentation

The Company

        Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease ("ESRD"). The Company's dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also provides inpatient dialysis services and other services under contract to hospitals.

        In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        The consolidated financial statements at September 30, 2012 and for the three- and nine-months ended September 30, 2012 and 2011 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2011 Annual Report on Form 20-F, as amended. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

        The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements as at and for the year ended December 31, 2011, contained in the Company's 2011 Annual Report on Form 20-F, as amended, except for the update noted below:

        Certain items in the prior period's comparative consolidated financial statements have been reclassified to conform to the current period's presentation. Revenues have been restated to reflect the retrospective adoption of Accounting Standards Update 2011-07, Health Care Entities. Specifically, bad debt expense in the amount of $58,025 and $166,991 was reclassified from selling general and administrative ("SG&A") as a reduction of revenue for the three and nine months ended September 30, 2011, respectively. In addition, freight expense in the amount of $35,540 and $106,707 was reclassified from SG&A to cost of revenue to harmonize the presentation for all business segments for the three and nine months ended September 30, 2011, respectively.

        The results of operations for the three and nine months ended September 30, 2012 are not necessarily indicative of the results of operations for the year ending December 31, 2012.

2.     Acquisition of Liberty Dialysis Holdings

        On February 28, 2012, the Company acquired 100% of the equity of Liberty Dialysis Holdings, Inc. ("LD Holdings"), the owner of Liberty Dialysis and owner of a 51% stake in Renal Advantage Partners, LLC (the "Liberty Acquisition"). The Company accounted for this transaction as a business combination, subject to finalization of the acquisition accounting which will be finalized in the near future. LD Holdings mainly provided dialysis services in the United States through the 263 clinics it owned (the "Acquired Clinics"). As the Company expressly discloses in the 2011 Form 20-F, as amended (see Item 4B, "Information on the Company – Business Overview – Our Strategy and Competitive Strengths,") it is part

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

of the Company's stated strategy to expand and complement its existing business through acquisitions. Generally, these acquisitions do not change the Company's business model and are easy to integrate without disruption to its existing business, requiring little or no realignment of its structures. The Liberty Acquisition is consistent in this regard as it involves the acquisition of dialysis clinics, a business in which the Company is already engaged and, therefore, merely supplements its existing business.

        Total consideration for the Liberty Acquisition was $2,180,029, consisting of $1,695,330 cash, net of cash acquired and $484,699 non-cash consideration. Accounting standards for business combinations require previously held equity interests to be fair valued with the difference to book value to be recognized as a gain or loss in income. Prior to the Liberty Acquisition, the Company had a 49% equity investment in Renal Advantage Partners, LLC, the fair value of which, $201,915, is included as non-cash consideration. The estimated fair value has been determined based on the discounted cash flow method, utilizing an approximately 13% discount rate. In addition to the Company's investment, it also had a loan receivable from Renal Advantage Partners, LLC of $279,793, at a fair value of $282,784, which was retired as part of the transaction.

        The following table summarizes the current estimated fair values of assets acquired and liabilities assumed at the date of the acquisition. Any adjustments to acquisition accounting, net of related income tax effects, will be recorded with a corresponding adjustment to goodwill:

Assets held for sale	$162,768
Trade accounts receivable	156,444
Other current assets	29,816
Deferred tax assets	14,932
Property, plant and equipment	174,400
Intangible assets and other assets	86,358
Goodwill	1,990,476
Accounts payable, accrued expenses and other current liabilities	(128,865)
Income tax payable and deferred taxes	(42,697)
Short-term borrowings and other financial liabilities and long-term debt and capital lease obligations	(72,101)
Other liabilities	(26,402)
Noncontrolling interests (subject and not subject to put provisions)	(165,100)

Total acquisition cost	$2,180,029

Less, at fair value, non-cash contributions
Investment at acquisition date	(201,915)
Long-term Notes Receivable	(282,784)

Total non-cash items	$(484,699)

Net Cash paid	$1,695,330

        It is currently estimated that amortizable intangible assets acquired in this acquisition will have weighted average useful lives of 6-8 years.

        Goodwill, in the amount of $1,990,476 was acquired as part of the Liberty Acquisition and is allocated to the North America Segment. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill arises principally due to the fair value placed on acquiring an established stream of future cash flows versus building a similar franchise. Of the goodwill recognized in this acquisition, approximately $436,000 is expected to be deductible for tax purposes and amortized over a 15 year period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

        The noncontrolling interests acquired as part of the acquisition are stated at estimated fair value, subject to finalization of the acquisition accounting, based upon utilized implied multiples used in conjunction with the Liberty Acquisition, as well as the Company's overall experience and contractual multiples typical for such arrangements.

        LD Holdings' results have been included in the Company's Consolidated Statement of Income since February 29, 2012. Specifically, LD Holdings has contributed revenue and operating income in the amount of $502,560 and $125,373 before taxes, respectively, to the Company's consolidated income. This amount for operating income does not include synergies which may have resulted at consolidated entities outside LD Holdings since the acquisition closed. In addition, the Company's results include those of divested FMC-AG & Co. KGaA clinics prior to their divestiture.

        The fair valuation of the Company's investment at the time of the Liberty Acquisition resulted in a non-taxable gain of $139,600 and is presented in the separate line item "Investment Gain" in the Consolidated Statement of Income. The retirement of the loan receivable resulted in a benefit of $8,501 which was recognized in interest income.

Divestitures

        In connection with the FTC consent order relating to the Liberty Acquisition, the Company agreed to divest a total of 62 renal dialysis centers. For the nine months ended September 30, 2012, 24 of the 61 clinics sold were FMC-AG & Co. KGaA clinics, which resulted in a $33,455 gain.

        For the nine months ended September 30, 2012, the income tax expense related to the sale of these clinics of approximately $21,970 has been recorded in the line item "Income tax expense," resulting in a net gain of approximately $11,485. The after-tax gain was offset by the after-tax effects of the costs associated with the Liberty Acquisition.

Pro Forma Financial Information

        The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the Liberty Acquisition and the divestitures described above had been consummated on January 1, 2011. The pro forma information includes adjustments primarily for elimination of the investment gain and the gain from the retirement of debt. The pro-forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated on January 1, 2011.

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Pro forma net revenue	$3,415,472	$3,345,553	$10,197,670	$9,774,145
Pro forma net income attributable to the shareholders FMC-AG & Co. KGaA	268,467	280,408	797,867	760,089
Pro forma income per ordinary share
Basic	$0.88	$0.92	$2.62	$2.51
Fully diluted	$0.87	$0.92	$2.60	$2.50

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

3.     Sources of Revenue, Bad Debt Provision and Allowance for Doubtful Accounts

a)    Sources of Revenue

        Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts) for the nine months ended September 30, 2012 and 2011.

	For the nine months ended September 30,
	2012	2011
Medicare ESRD program	$2,955,411	$2,679,446
Private/alternative payors	2,671,895	2,266,063
Medicaid and other government sources	287,726	226,375
Hospitals	299,067	283,752

Total patient service revenue	$6,214,098	$5,455,637

b)    Bad Debt Provision

        The Company's Dialysis Care revenues represent dialysis services rendered in the process of dialysis treatment. In the U.S, this revenue is recorded based upon contractual rates with third party payors during the period the health care services are provided. The Company estimates a provision for dialysis care doubtful accounts which is based upon the payment terms applicable to the related contractual agreements and historical payment patterns. The Company's major sources of revenues include third-party payors, including federal and state agencies (including Medicare and Medicaid programs), managed care health plans and commercial insurance companies.

        Based on historical collection experience, a significant portion of net Dialysis Care revenues related to patients without adequate insurance coverage, patient co-payments and deductibles for patients who have third party health care coverage are ultimately uncollectible. For this reason a provision for doubtful accounts related to the uninsured portion of patient accounts is recorded to adjust net Dialysis Care revenue and related accounts receivable to estimated net collectible amounts.

c)     Allowance for Doubtful Accounts

        Accounts Receivables are reduced by an allowance for doubtful accounts to reduce the carrying value of such receivables to their estimated net realizable value. The sufficiency of the allowance for doubtful accounts is estimated based upon management's detailed periodic assessment of historical write-offs and recoveries by major payor groups, trends in federal, state and private employer health care coverage and other collection trends. A significant portion of the allowance for doubtful accounts relates to amounts due directly from patients without adequate insurance coverage, and patient co-payment and deductible amounts from patients who have health care coverage. Although outcomes vary, the Company attempts to collect amounts due from all patients, including co-payments and deductibles due from patients with insurance. Account balances are written off and deducted from the allowance for doubtful accounts after all reasonable collection efforts have been performed. Additions to the allowance for doubtful accounts are made by means of the provision which is based upon management's historical collection experience and expected net collections from net patient service revenue during the period.

4.     Related Party Transactions

        The Company's parent, Fresenius SE & Co. KGaA, is a German partnership limited by shares resulting from the change of legal form effective January 28, 2011, of Fresenius SE, a European Company (Societas Europaea), and which, prior to July 13, 2007, was called Fresenius AG, a German stock corporation. In these Consolidated Financial Statements, Fresenius SE refers to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company. Fresenius SE owns 100%

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). From November 16, 2011 until February 29, 2012, Fresenius SE purchased 3.5 million ordinary shares of FMC-AG & Co. KGaA in market transactions. Fresenius SE, the Company's largest shareholder, owns approximately 31.2% of the Company's voting shares as of September 30, 2012.

a)    Service and Lease Agreements

        The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. During the nine-months ended September 30, 2012 and 2011, amounts charged by Fresenius SE to the Company under the terms of these agreements were $60,634 and $51,357, respectively. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. The Company charged $4,396 and $4,918 for services rendered to the Fresenius SE Companies during the first nine months of 2012 and 2011 respectively.

        Under real estate operating lease agreements entered into with the Fresenius SE Companies, which are leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany, the Company paid the Fresenius SE Companies $18,779 and $19,442 during the nine months ended September 30, 2012 and 2011, respectively. The majority of the leases expire in 2016 and contain renewal options.

        The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the General Partner's management board. The aggregate amount reimbursed to the General Partner was $12,243 and $9,772, respectively, for its management services during the nine months ended September 30, 2012 and 2011.

b)    Products

        For the first nine months of 2012 and 2011, the Company sold products to the Fresenius SE Companies for $16,802 and $14,579, respectively. During the same periods, the Company made purchases from the Fresenius SE Companies in the amount of $35,572 and $39,350, respectively.

        In addition to the purchases noted above, the Company currently purchases heparin supplied by APP Pharmaceuticals Inc. ("APP Inc."), through an independent group purchasing organization ("GPO"). APP Inc. is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. During the nine-months ended September 30, 2012 and 2011, Fresenius Medical Care Holdings, Inc. ("FMCH") acquired approximately $12,820 and $18,900, respectively, of heparin from APP Inc. through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

c)     Financing Provided by and to Fresenius SE and the General Partner

        As of September 30, 2012, the Company had borrowings outstanding with Fresenius SE of €39,300 ($50,815 as of September 30, 2012) at an interest rate of 1.365%, due on October 31, 2012.

        As of September 30, 2012, the Company had loans of CNY 263,056 ($41,856 as of September 30, 2012) outstanding with a subsidiary of Fresenius SE at a weighted average interest rate of 6.121%, due on April 14, 2013 and May 23, 2014.

        On August 19, 2009, the Company borrowed €1,500 ($1,940 as of September 30, 2012) from the General Partner at 1.335%. The loan repayment has been extended periodically and is currently due August 20, 2013 at an interest rate of 2.132%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

5.     Inventories

        As of September 30, 2012 and December 31, 2011, inventories consisted of the following:

	September 30, 2012	December 31, 2011
Finished goods	$624,941	$610,569
Raw materials and purchased components	180,254	163,030
Health care supplies	133,175	133,769
Work in process	87,744	60,128

Inventories	$1,026,114	$967,496

6.     Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

        As of September 30, 2012 and December 31, 2011, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	September 30, 2012	December 31, 2011
Borrowings under lines of credit	$113,922	$91,899
Other financial liabilities	555	6,902

Short-term borrowings and other financial liabilities	114,477	98,801
Short-term borrowings from related parties (see Note 4.c.)	94,611	28,013

Short-term borrowings, Other financial liabilities and Short-term borrowings from related parties	$209,088	$126,814

7.     Long-term Debt and Capital Lease Obligations

        As of September 30, 2012 and December 31, 2011, long-term debt and capital lease obligations consisted of the following:

	September 30, 2012	December 31, 2011
Amended 2006 Senior Credit Agreement	$2,159,166	$2,795,589
Senior Notes	4,708,296	2,883,009
Euro Notes	251,327	258,780
European Investment Bank Agreements	320,638	345,764
Accounts receivable facility	547,000	534,500
Capital lease obligations	15,777	17,993
Other	230,156	248,951

	8,232,360	7,084,586
Less current maturities	(498,694)	(1,589,776)

	$7,733,666	$5,494,810

        On September 30, 2012, $2,109,166 was reclassified from Current portion of long-term debt to Long-term debt as a result of entering into the new 2012 Credit Agreement on October 30, 2012. See Note 16, "Subsequent Events" for further details on this agreement.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Amended 2006 Senior Credit Agreement

        The following table shows the available and outstanding amounts under the Amended 2006 Senior Credit Agreement at September 30, 2012 and December 31, 2011:

	Maximum Amount Available		Balance Outstanding
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Revolving Credit	$1,200,000	$1,200,000	$275,374	$58,970
Term Loan A	1,125,000	1,215,000	1,125,000	1,215,000
Term Loan B	758,792	1,521,619	758,792	1,521,619

	$3,083,792	$3,936,619	$2,159,166	$2,795,589

        In addition, at September 30, 2012 and December 31, 2011, the Company had letters of credit outstanding in the amount of $160,188 and $180,766, respectively, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the revolving credit facility.

        On October 30, 2012, the Company entered into a new $3,850,000 syndicated credit agreement with a large group of banks and institutional lenders which replace the Amended 2006 Senior Credit Agreement. See Note 16, "Subsequent Events."

Senior Notes

Senior Notes Issued January 2012

        On January 26, 2012, Fresenius Medical Care US Finance II, Inc. ("US Finance II"), a wholly-owned subsidiary of the Company, issued $800,000 aggregate principal amount of senior unsecured notes with a coupon of 5 5/8% (the "5 5/8% Senior Notes") at par and $700,000 aggregate principal amount of senior unsecured notes with a coupon of 5 7/8% (the "5 7/8% Senior Notes") at par (together, the "Dollar-denominated Senior Notes"). In addition, FMC Finance VIII S.A. ("Finance VIII"), a wholly-owned subsidiary of the Company, issued €250,000 aggregate principal amount ($328,625 at date of issuance) of senior unsecured notes with a coupon of 5.25% (the "Euro-denominated Senior Notes") at par. Both the 5 5/8% Senior Notes and the Euro-denominated Senior Notes are due July 31, 2019 while the 5 7/8% Senior Notes are due January 31, 2022. US Finance II may redeem each issue of the Dollar-denominated Senior Notes, Finance VIII may redeem the Euro-denominated Senior Notes, in each case, at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the Dollar-denominated Senior Notes and the Euro-denominated Senior Notes have a right to request that the respective issuers of the notes repurchase the applicable issue of notes at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the rating of the respective notes. The Company used the net proceeds of approximately $1,807,139 for acquisitions, including the acquisition of LD Holdings, which closed on February 28, 2012, to refinance indebtedness and for general corporate purposes. The Dollar-denominated Senior Notes and the Euro-denominated Senior Notes are guaranteed on a senior basis jointly and severally by the Company, FMCH and Fresenius Medical Care Deutschland GmbH ("D-GmbH") (together, the "Guarantor Subsidiaries").

8.     Stock Options

        On July 30, 2012 under the Long Term Incentive Program 2011, the Company awarded 2,102,947 stock options, including 310,005 stock options granted to members of the Management Board of Fresenius Medical Care Management AG ("Management Board"), the Company's general partner, at an exercise price of $70.17 (€57.30), a fair value of $15.53 each and a total fair value of $32,654 which will be amortized over the four-year vesting period. The Company also awarded 173,819 shares of phantom stock, including

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

23,407 shares of phantom stock granted to members of the Management Board at a measurement date fair value of $69.41 (€53.68) each and a total fair value of $12,065, which will be revalued if the fair value changes, and amortized over the four-year vesting period.

9.     Earnings Per Share

        The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and nine-months ended September 30, 2012 and 2011:

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$269,862	$279,255	$929,697	$760,717
less:
Dividend preference on Preference shares	25	28	76	83

Income available to all classes of shares	$269,837	$279,227	$929,621	$760,634

Denominators:
Weighted average number of:
Ordinary shares outstanding	301,531,173	299,280,448	300,720,312	298,714,674
Preference shares outstanding	3,971,607	3,964,914	3,968,082	3,960,315

Total weighted average shares outstanding	305,502,780	303,245,362	304,688,394	302,674,989
Potentially dilutive Ordinary shares	2,008,318	1,869,658	1,740,599	1,588,786
Potentially dilutive Preference shares	17,392	20,342	17,209	20,099

Total weighted average Ordinary shares outstanding assuming dilution	303,539,491	301,150,106	302,460,911	300,303,460
Total weighted average Preference shares outstanding assuming dilution	3,988,999	3,985,256	3,985,291	3,980,414
Basic income per Ordinary share	$0.88	$0.92	$3.05	$2.51
Plus preference per Preference shares	0.01	0.01	0.02	0.02

Basic income per Preference share	$0.89	$0.93	$3.07	$2.53

Fully diluted income per Ordinary share	$0.88	$0.92	$3.03	$2.50
Plus preference per Preference shares	0.00	0.00	0.02	0.02

Fully diluted income per Preference share	$0.88	$0.92	$3.05	$2.52

10.   Employee Benefit Plans

        The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH, a wholly-owned subsidiary of the Company and its principal North American subsidiary, contributes to the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

        The following table provides the calculations of net periodic benefit cost for the three- and nine-months ended September 30, 2012 and 2011.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Components of net periodic benefit cost:
Service cost	$2,645	$2,685	$7,982	$8,042
Interest cost	6,590	6,371	19,528	18,546
Expected return on plan assets	(3,796)	(4,600)	(11,446)	(13,150)
Amortization of unrealized losses	4,794	2,129	13,537	5,730

Net periodic benefit costs	$10,233	$6,585	$29,601	$19,168

11.   Noncontrolling Interests Subject to Put Provisions

        The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at their appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

        As of September 30, 2012 and December 31, 2011, the Company's potential obligations under these put options are $546,266 and $410,491, respectively, of which, at September 30, 2012, $139,470 were exercisable. One put option was exercised for a total consideration of $3,087 during the first nine months of 2012.

        Following is a roll forward of noncontrolling interests subject to put provisions for the nine months ended September 30, 2012 and the year ended December 31, 2011:

	September 30, 2012	December 31, 2011
Beginning balance as of January 1, 2012 and 2011	$410,491	$279,709
Contributions to noncontrolling interests	(37,295)	(43,104)
Purchase/ sale of noncontrolling interests	83,000	37,786
Contributions from noncontrolling interests	4,955	7,222
Changes in fair value of noncontrolling interests	43,498	86,233
Net income	41,622	42,857
Other comprehensive income (loss)	(5)	(212)

Ending balance as of September 30, 2012 and December 31, 2011	$546,266	$410,491

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

12.   Commitments and Contingencies

Legal Proceedings

        The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters that the Company currently deems to be material are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

        The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the "Merger"). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. ("NMC"), which was W.R. Grace & Co.'s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Grace Chapter 11 Proceedings") on April 2, 2001.

        Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging, among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

        In 2003, the Company reached agreement with the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the "Settlement Agreement"), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the plan of reorganization and the confirmation orders were affirmed by the U.S. District Court on January 31, 2012. Multiple parties have appealed to the Third Circuit Court of Appeals and the plan of reorganization will not be implemented until the appeals are finally resolved.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

        Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation ("Sealed Air," formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon final confirmation of a plan of reorganization that satisfies the conditions of the Company's payment obligation, this litigation will be dismissed with prejudice.

        On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates ("Baxter"), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter's patents. In general, the asserted patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter's patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding all asserted claims of Baxter patents invalid as obvious and/or anticipated in light of prior art.

        On February 13, 2007, the court granted Baxter's motion to set aside the jury's verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter's motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH's 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court's rulings to the United States Court of Appeals for the Federal Circuit ("Federal Circuit"). In October 2008, the Company completed design modifications to the 2008K machine that eliminate any incremental hemodialysis machine royalty payment exposure under the District Court order. On September 10, 2009, the Federal Circuit reversed the district court's decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Federal Circuit affirmed the district court's decision; however, the Court also vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court. Funds of $70,000 were contributed to the escrow fund. Upon remand, the district court reduced the post verdict damages award to $10,000 and $61,000 of the escrowed funds was returned to FMCH. In the parallel reexamination of the last surviving patent, the U.S. Patent and Trademark Office and the Board of Patent Appeals and Interferences ruled that the remaining Baxter patent is invalid. On May 17, 2012 the Federal Circuit affirmed the U.S Patent and Trademark Office's ruling and invalidated the final remaining Baxter patent. Baxter's request to the Federal Circuit for a rehearing has been denied.

        On August 27, 2012, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, styled Baxter International Inc., et al., v. Fresenius Medical Care Holdings, Inc., Case No. 12-cv-06890, alleging that the Company's LibertyTM cycler infringes certain U.S. patents that were issued to Baxter between October 2010 and June 2012. The Company believes it has valid defenses to these claims, and will defend this litigation vigorously.

Other Litigation and Potential Exposures

        Renal Care Group, Inc. ("RCG"), which the Company acquired in 2006, is named as a nominal defendant in a complaint originally filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. Following the trial court's dismissal of the complaint, plaintiff's appeal in part, and reversal in part by the appellate court, the cause of action purports to be a class action on behalf of former shareholders of RCG and seeks monetary damages only against the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

individual former directors of RCG. The individual defendants, however, may have had claims for indemnification and reimbursement of expenses against the Company. Subject to the approval of the Nashville Chancery Court, the plaintiff has agreed to dismiss the Complaint with prejudice against the plaintiff and all other class members in exchange for a payment that is not material to the Company.

        On July 17, 2007, resulting from an investigation begun in 2005, the United States Attorney filed a civil complaint in the United States District Court for the Eastern District of Missouri (St. Louis) against Renal Care Group, Inc., its subsidiary RCG Supply Company, and FMCH in its capacity as RCG's current corporate parent. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG's Method II supply company through 2005, prior to FMCH's acquisition of RCG in 2006. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. On August 11, 2009, the Missouri District Court granted RCG's motion to transfer venue to the United States District Court for the Middle District of Tennessee (Nashville). On March 22, 2010, the Tennessee District Court entered judgment against defendants for approximately $23,000 in damages and interest under the unjust enrichment count of the complaint but denied all relief under the six False Claims Act counts of the complaint. On June 17, 2011, the District Court entered summary judgment against RCG for $82,643 on one of the False Claims Act counts of the complaint. On June 23, 2011, the Company appealed to the United States Court of Appeals for the Sixth Circuit.

        On October 5, 2012, the Sixth Circuit Court of Appeals substantially reversed the District Court, vacated the District Court judgment and damages award, and entered judgment for the FMCH defendants on the principal False Claims Act counts of the complaint. The Court of Appeals remanded the case to the District Court for further proceedings and trial only on the unjust enrichment and 'steering' counts of the complaint. The Company will contest those counts if they are pursued.

        On February 15, 2011, a qui tam relator's complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. FMCH has filed a motion to dismiss the complaint. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a Civil Investigative Demand seeking the production of documents related to the same laboratory tests that are the subject of the relator's complaint. FMCH has cooperated fully in responding to the additional Civil Investigative Demand, and will vigorously contest the relator's complaint.

        On June 29, 2011, FMCH received a subpoena from the United States Attorney for the Eastern District of New York ("E.D.N.Y."). On December 6, 2011, a single Company facility in New York received a subpoena from the OIG that was substantially similar to the one issued by the U.S. Attorney for the E.D.N.Y. These subpoenas are part of a criminal and civil investigation into relationships between retail pharmacies and outpatient dialysis facilities in the State of New York and into the reimbursement under government payor programs in New York for medications provided to patients with ESRD. Among the issues encompassed by the investigation is whether retail pharmacies may have provided or received compensation from the New York Medicaid program for pharmaceutical products that should be provided by the dialysis facilities in exchange for the New York Medicaid payment to the dialysis facilities. The Company has cooperated in the investigation.

        Civil investigative demands were issued under the supervision of the United States Attorneys for Rhode Island and Connecticut to American Access Care LLC (AAC) and certain affiliated entities prior to the Company's acquisition of AAC in October 2011. In March 2012, a third subpoena was issued under the supervision of the United States Attorney for the Southern District of Florida (Miami). The subpoenas cover a wide range of documents and activities of AAC, but appear to focus on coding and billing practices and procedures. The Company has assumed responsibility for responding to the subpoenas and is cooperating fully with the United States Attorneys.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

        The Company has received communications alleging certain conduct in certain countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. In response to the allegations, the Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an internal review with the assistance of independent counsel retained for such purpose. The Company voluntarily advised the U.S. Securities and Exchange Commission and the U.S. Department of Justice that allegations have been made and of the Company's internal review. The Company has also directed its independent counsel, in conjunction with the Company's Compliance Department, to review the Company's internal controls related to compliance with international anti-bribery laws and identify any potential enhancements to such controls. The Company is fully committed to FCPA compliance. It cannot predict the outcome of its review.

        The Company filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126,000. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95,000. The District Court is now considering the terms of the judgment to be entered against the United States to reflect the amount of the tax refund due to FMCH.

        As a result of changes in the IV Iron market, the Company plans to renegotiate its 2008 license, distribution, manufacturing and supply agreement with Luitpold Pharmaceuticals, Inc. and American Regent, Inc. for Iron products sold under the Venofer brand. Such renegotiation may result in a charge of up to $65,000, after tax.

        From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

        The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "qui tam" or "whistle blower" actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers' ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

        The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

        Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

        The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

Accrued Special Charge for Legal Matters

        At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement in the Grace Chapter 11 Proceedings, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

13.   Financial Instruments

        As a global supplier of dialysis services and products in more than 120 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company's business, financial condition and results of operations and thus on its capacity to generate cash flow. In the past the Company experienced and, after the implementation of the bundled reimbursement system in the U.S., also expects in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. Due to the fact that a large portion of the Company's reimbursement is provided by public health care organizations and private insurers, the Company expects that most of its accounts receivables will be collectable, albeit somewhat more slowly in the International segment in the immediate future, particularly in countries which continue to be severely affected by the global financial crisis.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Non-derivative Financial Instruments

        The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at September 30, 2012, and December 31, 2011.

		September 30, 2012		December 31, 2011
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives
Assets
Cash and cash equivalents	1	$619,051	$619,051	$457,292	$457,292
Accounts Receivable	2	3,093,384	3,093,384	2,909,326	2,909,326
Long-term Notes Receivable(1)	3	—	—	234,490	233,514
Liabilities
Accounts payable	2	640,946	640,946	652,649	652,649
Short-term borrowings	2	114,477	114,477	98,801	98,801
Short-term borrowings from related parties	2	94,611	94,611	28,013	28,013
Long term debt, excluding Amended 2006 Senior Credit Agreement, Euro Notes and Senior Notes	2	1,113,571	1,113,571	1,147,208	1,147,208
Amended 2006 Senior Credit Agreement	2	2,159,166	2,147,613	2,795,589	2,774,951
Senior Notes	2	4,708,296	5,126,310	2,883,009	2,989,307
Euro Notes	2	251,327	254,383	258,780	265,655
Noncontrolling interests subject to put provisions	3	546,266	546,266	410,491	410,491

(1)
As of February 28, 2012, the loan to Renal Advantage Partners LLC and Liberty Dialysis, Inc. has been retired.

        The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, in the captions shown in Note 7.

        The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

        Cash and cash equivalents are stated at nominal value which equals the fair value.

        Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

        The valuation of long-term notes receivable was determined using significant unobservable inputs. They were valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company's industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value.

        The fair values of major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

        The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 11 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

        Currently, there is no indication that a decrease in the value of the Company's financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

        The Company is exposed to market risk from changes in foreign exchange rates and interest rates. In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company's General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

        In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes ("economic hedges"). The Company does not use financial instruments for trading purposes.

        The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

        The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company's international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

        The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. As of September 30, 2012 the Company had no foreign exchange options.

        Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss) ("AOCI"). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $677,266 and $1,278,764 at September 30, 2012 and December 31, 2011, respectively.

        The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,288,962 and $2,149,440 at September 30, 2012 and December 31, 2011, respectively.

Interest Rate Risk Management

        The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire in 2016 and have an interest rate of 1.73%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

        As of September 30, 2012 and December 31, 2011, the notional amount of the euro-denominated interest rate swaps in place was €100,000 and €200,000 ($129,300 and $258,780 as of September 30, 2012 and December 31, 2011, respectively). As of September 30, 2012 the Company had no U.S. dollar-denominated interest rate swaps and at December 31, 2011 the notional amount was $2,650,000.

Derivative Financial Instruments Valuation

        The following table shows the carrying amounts of the Company's derivatives at September 30, 2012 and December 31, 2011.

	September 30, 2012		December 31, 2011
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	3,450	(13,330)	4,117	(24,908)
Interest rate contracts	—	—	—	(130,579)
Non-current
Foreign exchange contracts	1,309	(302)	742	(3,706)
Interest rate contracts	—	(5,703)	—	(1,076)

Total	$4,759	$(19,335)	$4,859	$(160,269)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	9,352	(22,181)	56,760	(37,242)
Non-current
Foreign exchange contracts	366	(381)	1,382	(1,459)

Total	$9,718	$(22,562)	$58,142	$(38,701)

(1)
As of September 30, 2012 and December 31, 2011, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2)
Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

        The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

        The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

        The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

        The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

The Effect of Derivatives on the Consolidated Financial Statements

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion) for the nine months ended September 30,			Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the nine months ended September 30,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2012	2011		2012	2011
Interest rate contracts	$(12,040)	$(77,924)	Interest income/expense	$17,014	$3,987
Foreign exchange contracts	14,691	(13,803)	Costs of Revenue	(5,000)	(1,854)
Foreign exchange contracts			Interest income/expense	228	273

	$2,651	$(91,727)		$12,242	$2,406

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the nine months ended September 30,
	Location of (Gain) or Loss Recognized in Income on Derivative
Derivatives not Designated as Hedging Instruments		2012	2011
Foreign exchange contracts	Selling, general and administrative expense	$3,148	$(67,744)
Foreign exchange contracts	Interest income/expense	4,940	5,492

		$8,088	$(62,252)

        For foreign exchange derivatives, the Company expects to recognize $5,445 of losses deferred in accumulated other comprehensive income at September 30, 2012, in earnings during the next twelve months.

        The Company expects to incur additional interest expense of $19,874 over the next twelve months which is currently deferred in accumulated other comprehensive income. This amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the remaining interest rate swap maturing in 2016 at September 30, 2012.

        As of September 30, 2012, the Company had foreign exchange derivatives with maturities of up to 38 months and interest rate swaps with maturities of up to 49 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

14.   Business Segment and Corporate Information

        The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. In the U.S., the Company is engaged in providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as "International." The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

        Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company's source of earnings. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate "corporate costs," which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement is centrally managed in Corporate by Global Manufacturing Operations. These corporate activities do not fulfill the definition of an operating segment. Products are transferred to the operating segments at cost, therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the operating segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as "Corporate." The Company also regards income taxes to be outside the segment's control.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

        Information pertaining to the Company's business segments for the three- and nine-months ended September 30, 2012 and 2011 is set forth below.

	North America	International	Segment Total	Corporate	Total
Three months ended September 30, 2012
Net revenue external customers	$2,248,724	$1,163,362	$3,412,086	$5,852	$3,417,938
Inter-segment revenue	2,501	—	2,501	(2,501)	—

Net revenue	2,251,225	1,163,362	3,414,587	3,351	3,417,938

Depreciation and amortization	(79,446)	(43,942)	(123,388)	(28,824)	(152,212)

Operating income	420,316	195,264	615,580	(47,938)	567,642

Income (loss) from equity method investees	6,642	53	6,695	(1,378)	5,317
Capital expenditures, acquisitions and investments	108,286	55,255	163,541	49,650	213,191
Three months ended September 30, 2011
Net revenue external customers	$1,991,773	$1,187,436	$3,179,209	$4,857	$3,184,066
Inter-segment revenue	2,333	—	2,333	(2,333)	—

Net revenue	1,994,106	1,187,436	3,181,542	2,524	3,184,066

Depreciation and amortization	(65,935)	(44,667)	(110,602)	(30,820)	(141,422)

Operating income	374,688	205,032	579,720	(45,986)	533,734

Income (loss) from equity method investees	5,866	74	5,940	—	5,940
Capital expenditures, acquisitions and investments	102,503	63,930	166,433	40,624	207,057
Nine months ended September 30, 2012
Net revenue external customers	$6,602,000	$3,470,353	$10,072,353	$22,313	$10,094,666
Inter-segment revenue	9,041	—	9,041	(9,041)	—

Net revenue	6,611,041	3,470,353	10,081,394	13,272	10,094,666

Depreciation and amortization	(230,575)	(129,784)	(360,359)	(86,104)	(446,463)

Operating Income	1,199,234	597,399	1,796,633	(137,200)	1,659,433

Income (loss) from equity method investees	17,962	182	18,144	(3,472)	14,672
Segment assets	13,806,253	5,835,643	19,641,896	2,218,437	21,860,333
thereof investments in equity method investees	257,324	369,943	627,267	(4,189)	623,078
Capital expenditures, acquisitions and investments(1)	1,970,330	155,075	2,125,405	113,388	2,238,793
Nine months ended September 30, 2011
Net revenue external customers	$5,887,514	$3,405,117	$9,292,631	$12,909	$9,305,540
Inter-segment revenue	5,842	—	5,842	(5,842)	—

Net revenue	5,893,356	3,405,117	9,298,473	7,067	9,305,540

Depreciation and amortization	(200,717)	(127,837)	(328,554)	(85,141)	(413,695)

Operating Income	1,035,251	579,186	1,614,437	(126,075)	1,488,362

Income (loss) from equity method investees	22,233	169	22,402	—	22,402
Segment assets	11,264,589	5,254,274	16,518,863	2,105,882	18,624,745
thereof investments in equity method investees	324,539	5,477	330,016	—	330,016
Capital expenditures, acquisitions and investments(2)	564,928	902,343	1,467,271	100,628	1,567,899

(1)
North America acquisitions exclude $484,699 of non-cash acquisitions and International acquisitions exclude $4,720 of non-cash acquisitions for 2012.

(2)
North America and International acquisitions exclude $6,000 and $10,600, respectively, of non-cash acquisitions for 2011.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

15.   Supplementary Cash Flow Information

        The following additional information is provided with respect to the consolidated statements of cash flows:

	Nine months ended September 30,
	2012	2011
Supplementary cash flow information:
Cash paid for interest	$316,734	$210,423

Cash paid for income taxes(1)	$414,657	$350,268

Cash inflow for income taxes from stock option exercises	$17,588	$9,565

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(2,434,645)	$(958,241)
Liabilities assumed	282,789	65,805
Noncontrolling interest subject to put provisions	86,729	—
Noncontrolling interest	105,863	1,441
Obligations assumed in connection with acquisition	4,720	10,600

Cash paid	(1,954,544)	(880,395)
Less cash acquired	171,795	12,607

Net cash paid for acquisitions	$(1,782,749)	$(867,788)

(1)
Net of tax refund.

16.   Subsequent Events

        The Company entered into a new $3,850,000 syndicated credit facility (the "2012 Credit Agreement") with a large group of banks and institutional investors (collectively, the "Lenders") on October 30, 2012 which replaced the Amended 2006 Senior Credit Agreement. The new credit facility consists of:

  •
  a 5-year revolving credit facility of approximately $1,250,000 comprising a $400,000 multicurrency revolving facility, a $200,000 revolving facility and a €500,000 revolving facility which will be due and payable on October 30, 2017.

  •
  a 5-year term loan facility of $2,600,000, also scheduled to mature on October 30, 2017. The 2012 Credit Agreement requires 17 quarterly payments of $50,000 each, beginning in the third quarter of 2013 that permanently reduce the term loan facility. The remaining balance is due on October 30, 2017.

        Interest on the new credit facilities will be, at the Company's option, at a rate equal to either (i) LIBOR or EURIBOR (as applicable) plus an applicable margin or (ii) the Base Rate as defined in the 2012 Credit Agreement plus an applicable margin.

        The applicable margin is variable and depends on the Company's Consolidated Leverage Ratio which is a ratio of its Consolidated Funded Debt less cash and cash equivalents held by the Consolidated Group to Consolidated EBITDA (as these terms are defined in the 2012 Credit Agreement).

        In addition to scheduled principal payments, indebtedness outstanding under the 2012 Credit Agreement will be reduced by portions of the net cash proceeds received from certain sales of assets and the issuance of certain additional debt.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

        Obligations under the 2012 Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favor of the Lenders.

        The 2012 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the 2012 Credit Agreement provides for a limitation on dividends and other restricted payments which is €300,000 for dividends to be paid in 2013, and increases in subsequent years. In default, the outstanding balance under the 2012 Credit Agreement becomes immediately due and payable at the option of the Lenders.

17.   Supplemental Condensed Combining Information

        FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% senior notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition, results of operations and cash flows of the Company, on a consolidated basis as of September 30, 2012 and December 31, 2011 and for the nine-months ended September 30, 2012 and 2011. The following combining financial information for the Company is as of September 30, 2012 and December 31, 2011 and for the nine-months ended September 30, 2012 and 2011, segregated between FMC US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the Guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months ended September 30, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$1,394,861	$—	$10,838,232	$(2,138,427)	$10,094,666
Cost of revenue	—	—	890,050	—	8,014,600	(2,118,678)	6,785,972

Gross profit	—	—	504,811	—	2,823,632	(19,749)	3,308,694

Operating expenses (income):
Selling, general and administrative(1)	—	27,391	148,291	17,612	1,336,427	36,213	1,565,934
Research and development	—	—	51,298	—	32,029	—	83,327

Operating (loss) income	—	(27,391)	305,222	(17,612)	1,455,176	(55,962)	1,659,433

Other (income) expense:
Investment gain	—	—	—	—	(139,600)	—	(139,600)
Interest, net	(5,125)	160,923	1,580	111,308	43,204	(850)	311,040
Other, net	—	(1,175,959)	201,306	(723,885)	—	1,698,538	—

Income (loss) before income taxes	5,125	987,645	102,336	594,965	1,551,572	(1,753,650)	1,487,993
Income tax expense (benefit)	1,877	57,948	88,213	(50,859)	555,710	(190,535)	462,354

Net Income (loss)	3,248	929,697	14,123	645,824	995,862	(1,563,115)	1,025,639
Net Income attributable to noncontrolling interests	—	—	—	—	—	95,942	95,942

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$3,248	$929,697	$14,123	$645,824	$995,862	$(1,659,057)	$929,697

(1)
Selling, general and administrative is presented net of Gain on Sale of dialysis clinics and net of income from equity method investees.

	For the nine months ended September 30, 2011
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$1,425,618	$—	$9,986,851	$(2,106,929)	$9,305,540
Cost of revenue	—	—	900,803	—	7,439,187	(2,071,617)	6,268,373

Gross profit	—	—	524,815	—	2,547,664	(35,312)	3,037,167

Operating expenses (income):
Selling, general and administrative(1)	1	60,673	154,172	17,424	1,240,980	(4,989)	1,468,261
Research and development	—	—	51,277	—	29,267	—	80,544

Operating (loss) income	(1)	(60,673)	319,366	(17,424)	1,277,417	(30,323)	1,488,362

Other (income) expense:
Interest, net	(3,640)	61,131	5,793	68,045	94,962	(12,049)	214,242
Other, net	—	(948,275)	217,715	(525,845)	—	1,256,405	—

Income (loss) before income taxes	3,639	826,471	95,858	440,376	1,182,455	(1,274,679)	1,274,120
Income tax expense (benefit)	1,345	65,754	88,905	(33,718)	483,737	(169,966)	436,057

Net Income (loss)	2,294	760,717	6,953	474,094	698,718	(1,104,713)	838,063
Net Income attributable to noncontrolling interests	—	—	—	—	—	77,346	77,346

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$2,294	$760,717	$6,953	$474,094	$698,718	$(1,182,059)	$760,717

(1)
Selling, general and administrative is presented net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months ended September 30, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$3,248	$929,697	$14,123	$645,824	$995,862	$(1,563,115)	$1,025,639

Gain (loss) related to cash flow hedges	—	(6,629)	(9)	11,725	9,806	—	14,893
Actuarial gain (loss) on defined benefit pension plans	—	22	276	13,229	10	—	13,537
Gain (loss) related to foreign currency translation	—	(14,402)	2	—	49,371	(2,180)	32,791
Income tax (expense) benefit related to components of other comprehensive income	—	3,629	(76)	(9,845)	(22,242)	—	(28,534)

Other comprehensive income (loss), net of tax	—	(17,380)	193	15,109	36,945	(2,180)	32,687

Total comprehensive income	$3,248	$912,317	$14,316	$660,933	$1,032,807	$(1,565,295)	$1,058,326
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	97,183	97,183

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$3,248	$912,317	$14,316	$660,933	$1,032,807	$(1,662,478)	$961,143

	For the nine months ended September 30, 2011
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$2,294	$760,717	$6,953	$474,094	$698,718	$(1,104,713)	$838,063

Gain (loss) related to cash flow hedges	—	(110,961)	(181)	37,147	(15,326)	—	(89,321)
Actuarial gain (loss) on defined benefit pension plans	—	—	—	5,676	—	—	5,676
Gain (loss) related to foreign currency translation	—	12,784	1,781	—	(122,111)	815	(106,731)
Income tax (expense) benefit related to components of other comprehensive income	—	32,863	52	(16,860)	12,400	—	28,455

Other comprehensive income (loss), net of tax	—	(65,314)	1,652	25,963	(125,037)	815	(161,921)

Total comprehensive income	$2,294	$695,403	$8,605	$500,057	$573,681	$(1,103,898)	$676,142
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	76,549	76,549

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$2,294	$695,403	$8,605	$500,057	$573,681	$(1,180,447)	$599,593

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	At September 30, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$0	$2,755	$187	$—	$616,159	$(50)	$619,051
Trade accounts receivable, less allowance for doubtful accounts	—	—	165,623	—	2,789,676	—	2,955,299
Accounts receivable from related parties	1,251,667	3,934,285	1,351,900	4,982,840	7,700,937	(19,083,544)	138,085
Inventories	—	—	261,319	—	893,425	(128,630)	1,026,114
Prepaid expenses and other current assets	—	72,463	35,092	100	827,944	705	936,304
Deferred taxes	—	—	—	—	270,189	(1,262)	268,927

Total current assets	1,251,667	4,009,503	1,814,121	4,982,940	13,098,330	(19,212,781)	5,943,780
Property, plant and equipment, net	—	580	197,054	—	2,791,603	(116,649)	2,872,588
Intangible assets	—	573	58,123	—	660,402	—	719,098
Goodwill	—	—	53,750	—	11,265,034	—	11,318,784
Deferred taxes	—	44,171	—	—	110,147	(62,256)	92,062
Other assets	—	10,451,385	649,364	8,296,313	(5,004,492)	(13,478,549)	914,021

Total assets	$1,251,667	$14,506,212	$2,772,412	$13,279,253	$22,921,024	$(32,870,235)	$21,860,333

Current liabilities:
Accounts payable	$—	$1,047	$30,098	$—	$483,049	$—	$514,194
Accounts payable to related parties	—	1,619,854	1,394,204	3,143,570	13,108,157	(19,139,033)	126,752
Accrued expenses and other current liabilities	11,833	36,874	126,250	232,991	1,393,154	7,997	1,809,099
Short-term borrowings	—	83	—	—	114,394	—	114,477
Short-term borrowings from related parties	—	—	—	—	94,611	—	94,611
Current portion of long-term debt and capital lease obligations	—	419,985	—	50,000	28,709	—	498,694
Income tax payable	—	118,223	—	—	41,819	(533)	159,509
Deferred taxes	—	1,792	10,638	—	63,879	(42,031)	34,278

Total current liabilities	11,833	2,197,858	1,561,190	3,426,561	15,327,772	(19,173,600)	3,351,614
Long term debt and capital lease obligations, less current portion	1,173,630	511,952	—	777,286	8,287,790	(3,016,992)	7,733,666
Long term borrowings from related parties	—	3,147,756	199,109	408,942	(1,875,798)	(1,880,009)	—
Other liabilities	—	6,228	13,901	—	223,777	23,690	267,596
Pension liabilities	—	6,493	156,201	—	134,303	—	296,997
Income tax payable	2,122	259	—	—	35,961	115,044	153,386
Deferred taxes	—	—	29	—	639,289	(21,864)	617,454

Total liabilities	1,187,585	5,870,546	1,930,430	4,612,789	22,773,094	(23,953,731)	12,420,713
Noncontrolling interests subject to put provisions	—	—	—	—	546,266	—	546,266
Total FMC-AG & Co. KGaA shareholders' equity	64,082	8,635,666	841,982	8,666,464	(656,024)	(8,916,504)	8,635,666
Noncontrolling interests not subject to put provisions	—	—	—	—	257,688	—	257,688

Total equity	64,082	8,635,666	841,982	8,666,464	(398,336)	(8,916,504)	8,893,354

Total liabilities and equity	$1,251,667	$14,506,212	$2,772,412	$13,279,253	$22,921,024	$(32,870,235)	$21,860,333

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	At December 31, 2011
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$2	$144	$—	$457,145	$—	$457,292
Trade accounts receivable, less allowance for doubtful accounts	—	—	143,313	—	2,655,005	—	2,798,318
Accounts receivable from related parties	1,273,649	3,507,671	1,058,327	700,929	4,214,468	(10,644,036)	111,008
Inventories	—	—	224,601	—	857,521	(114,626)	967,496
Prepaid expenses and other current assets	—	195,428	16,973	50	834,932	(12,017)	1,035,366
Deferred taxes	—	32,466	—	—	266,164	26,909	325,539

Total current assets	1,273,650	3,735,567	1,443,358	700,979	9,285,235	(10,743,770)	5,695,019
Property, plant and equipment, net	—	356	175,798	—	2,560,913	(107,366)	2,629,701
Intangible assets	—	266	54,811	—	631,575	—	686,652
Goodwill	—	—	53,788	—	9,132,862	—	9,186,650
Deferred taxes	—	15,923	2,457	—	125,462	(55,683)	88,159
Other assets	—	8,142,771	653,871	10,995,245	(6,082,225)	(12,462,993)	1,246,669

Total assets	$1,273,650	$11,894,883	$2,384,083	$11,696,224	$15,653,822	$(23,369,812)	$19,532,850

Current liabilities:
Accounts payable	$—	$668	$26,463	$—	$514,292	$—	$541,423
Accounts payable to related parties	3,700	1,547,946	1,057,625	1,557,976	6,697,551	(10,753,572)	111,226
Accrued expenses and other current liabilities	29,771	156,119	102,410	2,132	1,406,886	6,955	1,704,273
Short-term borrowings	—	94	—	—	98,707	—	98,801
Short-term borrowings from related parties	—	—	—	—	(25,820)	53,833	28,013
Current portion of long-term debt and capital lease obligations	—	295,825	—	1,142,224	151,727	—	1,589,776
Income tax payable	2,016	128,218	—	—	32,120	—	162,354
Deferred taxes	—	—	7,292	—	28,799	(9,346)	26,745

Total current liabilities	35,487	2,128,870	1,193,790	2,702,332	8,904,262	(10,702,130)	4,262,611
Long term debt and capital lease obligations, less current portion	1,177,329	507,898	—	438,366	7,372,794	(4,001,577)	5,494,810
Long term borrowings from related parties	—	1,348,717	203,156	408,942	(399,065)	(1,561,750)	—
Other liabilities	—	2,424	12,977	183,839	11,553	25,835	236,628
Pension liabilities	—	5,163	146,555	—	138,775	—	290,493
Income tax payable	—	259	—	—	50,309	138,432	189,000
Deferred taxes	—	—	—	—	608,444	(20,644)	587,800

Total liabilities	1,212,816	3,993,331	1,556,478	3,733,479	16,687,072	(16,121,834)	11,061,342
Noncontrolling interests subject to put provisions	—	—	—	—	410,491	—	410,491
Total FMC-AG & Co. KGaA shareholders' equity	60,834	7,901,552	827,605	7,962,745	(1,603,206)	(7,247,978)	7,901,552
Noncontrolling interests not subject to put provisions	—	—	—	—	159,465	—	159,465

Total equity	60,834	7,901,552	827,605	7,962,745	(1,443,741)	(7,247,978)	8,061,017

Total liabilities and equity	$1,273,650	$11,894,883	$2,384,083	$11,696,224	$15,653,822	$(23,369,812)	$19,532,850

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months ended September 30, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$3,248	$929,697	$14,123	$645,824	$995,862	$(1,563,115)	$1,025,639
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(751,747)	—	(723,885)	—	1,475,632	—
Depreciation and amortization	—	356	34,877	—	432,726	(21,496)	446,463
Change in deferred taxes, net	—	9,518	5,757	—	61,782	(5,669)	71,388
(Gain) loss on sale of fixed assets and investments	—	(39)	(109)	—	(31,674)	—	(31,822)
Investment (gain)	—	—	—	—	(139,600)	—	(139,600)
Compensation expense related to stock options	—	19,685	—	—	—	—	19,685
Cash inflow (outflow) from hedging	—	1,318	—	—	(15,221)	—	(13,903)
Dividend income from equity method investees	—	36,339	—	—	3,416	—	39,755
Changes in assets and liabilities, net of amounts from businesses acquired:	—	—	—	—	—	—	—
Trade accounts receivable, net	—	—	(22,199)	—	19,309	—	(2,890)
Inventories	—	—	(36,526)	—	(19,777)	13,089	(43,214)
Prepaid expenses and other current and non-current assets	—	136,300	(20,822)	25,710	(11,204)	68	130,052
Accounts receivable from / payable to related parties	5,230	(325,366)	60,662	84,245	104,633	60,572	(10,024)
Accounts payable, accrued expenses and other current and non-current liabilities	(7,273)	9,271	45,374	894	12,220	(1,466)	59,020
Income tax payable	106	(9,813)	—	(50,859)	1,257	(23,866)	(83,175)

Net cash provided by (used in) operating activities	1,311	55,519	81,137	(18,071)	1,413,729	(66,251)	1,467,374

Investing Activities:
Purchases of property, plant and equipment	—	(399)	(58,818)	—	(420,367)	29,622	(449,962)
Proceeds from sale of property, plant and equipment	—	39	288	—	10,965	—	11,292
Disbursement of loans to related parties	—	(28,315)	90	960,074	—	(931,849)	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	(1,613,292)	(1,138)	—	(1,787,208)	1,612,807	(1,788,831)
Proceeds from divestitures	—	44	—	—	231,747	(44)	231,747

Net cash provided by (used in) investing activities	—	(1,641,923)	(59,578)	960,074	(1,964,863)	710,536	(1,995,754)

Financing Activities:
Short-term borrowings, net	—	26,118	(21,516)	—	67,723	—	72,325
Long-term debt and capital lease obligations, net	(1,312)	1,751,969	—	(942,003)	(844,418)	931,849	896,085
Increase (decrease) of accounts receivable securitization program	—	—	—	—	12,500	—	12,500
Proceeds from exercise of stock options	—	76,950	—	—	17,589	—	94,539
Dividends paid	—	(271,733)	—	—	(240)	240	(271,733)
Capital increase (decrease)	—	—	—	—	1,576,424	(1,576,424)	—
Distributions to noncontrolling interest	—	—	—	—	(131,783)	—	(131,783)
Contributions from noncontrolling interest	—	—	—	—	15,167	—	15,167

Net cash provided by (used in) financing activities	(1,312)	1,583,304	(21,516)	(942,003)	712,962	(644,335)	687,100

Effect of exchange rate changes on cash and cash equivalents	—	5,853	—	—	(2,814)	—	3,039

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	2,753	43	—	159,014	(50)	161,759
Cash and cash equivalents at beginning of period	1	2	144	—	457,145	—	457,292

Cash and cash equivalents at end of period	$0	$2,755	$187	$—	$616,159	$(50)	$619,051

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the nine months ended September 30, 2011
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$2,294	$760,717	$6,953	$474,094	$698,718	$(1,104,713)	$838,063
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(567,257)	—	(525,845)	—	1,093,102	—
Depreciation and amortization	—	767	35,261	5,769	381,993	(10,095)	413,695
Change in deferred taxes, net	—	17,442	1,030	—	19,224	(7,975)	29,721
(Gain) loss on sale of fixed assets and investments	—	—	(85)	—	(1,184)	—	(1,269)
(Gain) loss on investments	—	1,837	—	—	1	(1,838)	—
Compensation expense related to stock options	—	21,667	—	—	—	—	21,667
Cash inflow (outflow) from hedging	—	—	—	—	(58,718)	—	(58,718)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(23,343)	—	(203,847)	—	(227,190)
Inventories	—	—	(34,469)	—	(99,130)	28,154	(105,445)
Prepaid expenses and other current and non-current assets	—	(89,177)	(17,825)	28,054	12,944	407	(65,597)
Accounts receivable from / payable to related parties	(7,112)	(787,966)	(67,574)	44,846	841,409	(41,581)	(17,978)
Accounts payable, accrued expenses and other current and non-current liabilities	10,555	(32,968)	63,173	(563)	58,532	(2,100)	96,629
Income tax payable	1,345	27,322	—	(33,718)	33,062	(1,889)	26,122

Net cash provided by (used in) operating activities	7,082	(647,616)	(36,879)	(7,363)	1,683,004	(48,528)	949,700

Investing Activities:
Purchases of property, plant and equipment	—	(135)	(36,243)	—	(375,812)	15,584	(396,606)
Proceeds from sale of property, plant and equipment	—	—	582	—	15,914	—	16,496
Disbursement of loans to related parties	—	924,665	151	(1,107,710)	—	182,894	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	(25,187)	(3,922)	—	(1,916,355)	774,171	(1,171,293)
Proceeds from divestitures	—	—	—	—	—	—	—

Net cash provided by (used in) investing activities	—	899,343	(39,432)	(1,107,710)	(2,276,253)	972,649	(1,551,403)

Financing Activities:
Short-term borrowings, net	—	80,567	76,274	(299)	(62,343)	—	94,199
Long-term debt and capital lease obligations, net	(64,560)	(164,933)	—	426,982	1,788,256	(182,894)	1,802,851
Redemption of trust preferred securities	—	—	—	—	(653,760)	—	(653,760)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	(510,000)	—	(510,000)
Proceeds from exercise of stock options	—	58,995	—	—	9,565	—	68,560
Dividends paid	—	(280,649)	—	—	22	(22)	(280,649)
Capital increase (decrease)	57,500	—	—	688,390	28,281	(774,171)	—
Distributions to noncontrolling interest	—	—	—	—	(95,094)	—	(95,094)
Contributions from noncontrolling interest	—	—	—	—	18,193	—	18,193

Net cash provided by (used in) financing activities	(7,060)	(306,020)	76,274	1,115,073	523,120	(957,087)	444,300

Effect of exchange rate changes on cash and cash equivalents	—	(92,512)	3	—	122,965	22	30,478

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	22	(146,805)	(34)	—	52,836	(32,944)	(126,925)
Cash and cash equivalents at beginning of period	—	147,177	225	—	342,524	32,944	522,870

Cash and cash equivalents at end of period	$22	$372	$191	$—	$395,360	$—	$395,945

Quantitative and Qualitative Disclosures About Market Risk

        During the period ended September 30, 2012, no material changes occurred to the information presented in Item 11 of the Company's Annual Report on Form 20-F for the year ended December 31, 2011, as amended.

Controls and Procedures

        The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting, and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F, as amended. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's general partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

        During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls. In reliance on guidance set forth in Question 3 of a "Frequently Asked Questions" interpretative release issued by the Staff of the SEC's Office of the Chief Accountant and the Division of Corporation Finance in September 2004, as revised on September 24, 2007, regarding Securities Exchange Act Release No. 34-47986, Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, our management determined that it would exclude the business of Liberty from the scope of its evaluation of changes in internal control over financial reporting for the three months ended September 30, 2012. The reason for this exclusion is that we acquired Liberty on February 28, 2012 and it is not possible for management to conduct an evaluation of internal control over financial reporting in the period between the date the acquisition was completed and the date of management's evaluation. Accordingly, management excluded Liberty from its evaluation of changes to internal control over financial reporting during the quarter ended September 30, 2012. Liberty will be included in management's evaluation of internal control over financial reporting starting no later than our annual assessment for the fiscal year beginning January 1, 2013.

        During the third quarter of 2012, our Audit and Corporate Governance Committee continued its investigation, with the assistance of independent counsel, into allegations of conduct in our International segment that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws. For information with respect to that investigation, see Note 12, "Commitments and Contingencies – Legal Proceedings – Other Litigation and Potential Exposures," of the Notes to Consolidated Financial Statements (Unaudited) presented elsewhere in this report. The Company also has asked such independent counsel, in conjunction with the Company's Compliance Department, to review the Company's internal controls relating to compliance with international anti-bribery laws and the identification, reporting and evaluation of potential bribery issues, with a view to identifying what enhancements would be recommended.

Other Information

Legal Proceedings

        The information in Note 12 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.
31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the nine-months period ended September 30, 2012 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of October 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

        DATE: October 31, 2012

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By:	/s/ DR. BEN J. LIPPS

Name:	Dr. Ben J. Lipps
Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By:	/s/ MICHAEL BROSNAN

Name:	Michael Brosnan
Title:	Chief Financial Officer and member of the Management Board of the General Partner